UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

HEALTHTRONICS, INC.

(Name of Subject Company)

HEALTHTRONICS, INC.

(Names of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

42222L107

(CUSIP Number of Class of Securities)

Clint B. Davis

Senior Vice President and General Counsel

HealthTronics, Inc.

9825 Spectrum Drive, Building 3

Austin, Texas 78717

(512) 328-2892

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael F. Meskill

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas 78701

(512) 236-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this “Statement”) relates is HealthTronics, Inc., a Georgia corporation (the “Company”), and the address of the principal executive offices of the Company is 9825 Spectrum Drive, Building 3, Austin, Texas 78717. The telephone number for the Company’s principal executive offices is (512) 328-2892.

The title of the class of equity securities to which this Statement relates is the Company’s common stock, no par value (the “Shares”). As of May 5, 2010, there were 45,630,810 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

This Statement relates to the tender offer by Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), through its wholly-owned subsidiary, HT Acquisition Corp., a Georgia corporation (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2010, to purchase all of the outstanding Shares for $4.85 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer was commenced by Parent on May 19, 2010 and expires at 5:00 p.m., New York City time, on Thursday, July 1, 2010, unless it is extended or terminated in accordance with its terms. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer at least a majority of the Shares then outstanding on a fully diluted basis, as described in the Offer to Purchase. A copy of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 5, 2010, by and among the Company, Parent and Purchaser (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement and in accordance with the relevant provisions of the Georgia Business Corporation Code (the “GBCC”), Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or Purchaser, which will be cancelled and retired and will cease to exist, and (ii) Shares owned by Company shareholders who perfect their dissenters’ rights under the GBCC) will be converted into cash equal in amount to the Offer Price paid in the Offer (the “Merger Consideration”), without interest.

The foregoing description of the Merger Agreement and any other descriptions of the Merger Agreement contained in this Statement are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement has been filed as an exhibit to provide you with information regarding its terms. It is not intended to provide any other factual information about Parent and the Company. The Merger Agreement contains representations and warranties that each of Parent and the Company made to the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise.

The Offer to Purchase states that the principal executive offices of Parent and Purchaser are located at 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317 and the telephone number at such principal executive offices is (610) 558-9800.

Upon filing this Statement with the SEC, the Company will make this Statement publicly available on its website at www.healthtronics.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The Information Statement issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (the “Information Statement”) and attached hereto as Annex B, contains information and describes certain contracts, agreements, arrangements and understandings between the Company or its affiliates, on the one hand, and the Company’s executive officers and directors on the other hand, and is incorporated into this Statement by reference. Except as set forth in this Statement or as incorporated into this Statement by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) the Company’s executive officers or directors or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Certain members of management and the Board of Directors of the Company (the “Company Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company shareholders generally. The Company Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to the executive officers and directors of the Company under certain severance and other benefits, agreements or arrangements.

Employment Agreements

The Company maintains employment agreements with its executive officers: James S.B. Whittenburg, President and Chief Executive Officer, Richard A. Rusk, Chief Financial Officer, Treasurer and Vice President, Clint B. Davis, Senior Vice President, General Counsel and Secretary, Scott A. Herz, Vice President-Corporate Development, Clayton H. Duncan, Vice President-Radiation Therapy, and Laura A. Miller, President of Pathology Services (each individually an “Executive Officer” and collectively, “Executive Officers”). In connection with the execution of the Merger Agreement, Parent entered into new employment agreements with Messrs. Whittenburg, Rusk, Davis and Herz, and these new employment agreements will not become effective until the closing of the Offer. The new employment agreements with Messrs. Whittenburg, Rusk, Davis and Herz and the existing employment agreements with Mr. Duncan and Ms. Miller are described below. For a description of the Company’s existing employment agreements with Messrs. Whittenburg, Rusk, Davis and Herz, see “Executive Compensation – Employment Agreements” in the Information Statement attached as Annex B.

New Employment Agreements under the Merger Agreement

In connection with the negotiation and execution of the Merger Agreement, Parent conditioned its willingness to proceed with the transactions on entry into new employment agreements with Messrs. Whittenburg, Rusk, Davis and Herz at the time of the execution of the Merger Agreement. Accordingly, Parent negotiated new employment agreements with these executives, which agreements were executed on

May 5, 2010. The terms of the new employment agreements will be effective as of the closing of the Offer and will at that time supersede the terms of the Company’s existing employment agreements with these executives. As a result, these executives have decided to forego any cash change of control benefits to which they would be entitled as a result of the Offer and Merger under their existing Company employment agreements. For a discussion of the amount of such foregone cash change of control benefits as of December 31, 2009, see “Executive Compensation – Severance and Change of Control Benefits” in the Information Statement attached as Annex B. However, the benefits under the new employment agreements will be in addition to, and will not negate, the benefits received by these Executive Officers as a result of vesting and payment of equity awards under the Company’s equity plans in connection with the transactions contemplated by the Merger Agreement, which benefits are described below under “—Treatment of Equity Awards under the Merger Agreement”.

The descriptions of the agreements that follow are qualified in their entirety by reference to the full text of the agreements described, which are included as Exhibits (e)(2)(A) – (e)(2)(D) and incorporated herein by reference.

James S.B. Whittenburg

Upon the effectiveness of Mr. Whittenburg’s employment agreement, he will be paid a base salary of $420,000 on an annualized basis (which base salary may not be decreased without Mr. Whittenburg’s consent), which is $30,000 more than his current base salary of $390,000. Mr. Whittenburg will be entitled to continue to participate in the Company’s annual incentive compensation program, with a target bonus for calendar year 2011 equal to 60% of base salary with the opportunity to receive a maximum annual cash bonus of 200% of his target bonus. In addition, Mr. Whittenburg will receive initial grants of $630,000 in stock options and $210,000 in restricted stock units to acquire Parent common stock, which will vest 25% on each anniversary of the effective date of the employment agreement. Mr. Whittenburg also is entitled to participate in Parent’s equity incentive plan, as well as in the Company’s employee benefit plans and programs.

Mr. Whittenburg’s employment agreement has an initial term of 18 months that will automatically renew for two additional one-year periods unless notice of non-renewal is delivered by either party under the terms provided for in the agreement. Except for termination by Parent for cause during the initial term or termination by Mr. Whittenburg without good reason during the initial term, if Mr. Whittenburg’s employment is terminated for any reason during or after the initial term, Mr. Whittenburg would be entitled to receive a cash payment equal to 200% of the sum of Mr. Whittenburg’s base salary and annual incentive compensation at target, payable in a lump sum.

•

The term “cause” generally is defined as: (a) in connection with the business of Parent, conviction of an offense constituting a felony or involving moral turpitude; or (b) in a material and substantive manner that is not materially cured within 15 days after receiving notice thereof, violation of a written Parent policy, violation of the employment agreement, failure to follow reasonable written instructions or directions or failure to use good-faith efforts to perform services required under the employment agreement.

•

The term “good reason” generally refers to Parent doing any of the following and failing to cure such event within 30 days of notice thereof: (a) material reduction of annual base salary; (b) requirement to be relocated to any location that is further than 30 miles from the Company’s current headquarters; and (c) reassignment to a position with materially diminished responsibilities or such responsibilities are otherwise materially narrowed or diminished.

Mr. Whittenburg’s agreement contains noncompetition and nonsolicitation covenants that continue in effect for two years following termination of employment (the “Restricted Period”). Subject to compliance with these noncompetition and nonsolicitation covenants, if Mr. Whittenburg’s employment terminates for any reason, Parent will pay Mr. Whittenburg, in addition to the other amounts or benefits required to be paid as described above, $1,700,000 payable in equal installments over the Restricted Period in accordance with Parent’s customary monthly payroll practices.

Richard A. Rusk and Clint B. Davis

Each of Messrs. Rusk’s and Davis’ employment agreement has a term of three years. Upon effectiveness of these agreements, Mr. Rusk will receive a salary of $230,000 (which is $11,600 more than his current salary), and Mr. Davis will receive a salary of $245,000 (which is equal to his current salary), and each of these executives will continue to participate in the Company’s annual incentive compensation program. In addition, each of these executives will receive initial grants of stock options and restricted stock units to acquire Parent common stock as follows: Mr. Rusk – $115,000 in stock options and $115,000 in restricted stock units; and Mr. Davis – $183,750 in stock options and $61,250 in restricted stock units. Such awards will vest 25% on each anniversary of the effective date of the employment agreements. The employment agreements contain termination rights for “cause” and “good reason” that are substantially similar to the rights under the executives’ current employment agreements; provided that, if there is a termination without cause or for good reason, or if the termination is due to death or disability, in each case during the term, the executives would be entitled to (1) if termination occurs on or before the second anniversary of the effective date, receive a cash payment equal to 200% of the sum of executive’s base salary and target bonus, (2) if termination occurs after the second anniversary of the effective date, receive a cash payment equal to the sum of executive’s base salary and target bonus, and (3) continued coverage under medical and welfare plans for two years following termination on terms no less favorable to executive and his dependents (including the cost thereof) than those in effect immediately prior to such termination. In addition, if the executives’ employment terminates for any reason following the term of the employment agreement, the executives would be entitled to (1) receive a cash payment equal to the sum of executive’s base salary and target bonus, (2) continued coverage under medical and welfare plans for one year following termination on terms no less favorable to executive and his dependents (including the cost thereof) than those in effect immediately prior to such termination, and (3) in the case of a disability (regardless of any termination of employment related thereto), regular payments for twelve months equal to the amount by which the monthly base salary exceeds executive’s company-provided monthly disability insurance benefit. Each of these agreements contains noncompetition and nonsolicitation covenants that continue in effect for two years following termination of employment.

Scott A. Herz

Mr. Herz’s employment agreement has a term of nine months. Upon effectiveness of this agreement, Mr. Herz will continue to be paid his current salary of $215,000 and will continue to participate in the Company’s annual incentive compensation program. In addition, Mr. Herz will receive initial grants of $107,500 in stock options and $107,500 in restricted stock units to acquire Parent common stock. Such awards will vest 25% on each anniversary of the effective date of the agreement. Mr. Herz’s employment agreement contains termination rights for “cause” and “good reason” that are substantially similar to the rights under his current employment agreement; provided that, except for termination by Parent for cause during the term of the agreement or termination by Mr. Herz without good reason during the term of the agreement, if Mr. Herz’s employment is terminated for any reason during or after the term of the agreement, Mr. Herz would be entitled to (1) receive a cash payment equal to 200% of the sum of his base salary and target bonus and (2) continued coverage under medical and welfare plans for two years following termination on terms no less favorable to Mr. Herz and his dependents (including the cost thereof) than those in effect immediately prior to such termination. In addition, if Mr. Herz becomes disabled (regardless of any termination of employment related thereto), he would be entitled to receive regular payments for twelve months equal to the amount by which the monthly base salary exceeds his company-provided monthly disability insurance benefit. Mr. Herz’s agreement contains noncompetition and nonsolicitation covenants that continue in effect for two years following termination of employment.

General

The separation payments and benefits to which the executives are entitled under the new employment agreements are conditioned upon the execution of a general release in favor of Parent and related parties.

In addition, each of the employment agreements described above includes provisions regarding indemnification and certain tax provisions. Specifically, under each executive officer’s employment agreement, the executive officer will be indemnified against all claims arising out of his actions or omissions during his employment to the extent provided by Parent’s Certificate of Incorporation and/or Bylaws. Further, in the event that any payment or benefit that each executive officer would receive from Parent would otherwise constitute a “parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and be subject to the excise tax imposed by Section 4999 of the Code, such payment and benefits will be reduced (but not below zero) if and to the minimum extent necessary so that no payment would be subject to the excise tax.

Existing Employment Agreements with Mr. Duncan and Ms. Miller

Mr. Duncan’s and Ms. Miller’s existing employment agreements with the Company are more fully described in the Company’s Information Statement, which is attached as Annex B hereto and incorporated herein by reference. See “Executive Compensation – Employment Agreements” and “Executive Compensation – Severance and Change of Control Benefits” for these descriptions. These employment agreements provide certain protections to each of Mr. Duncan and Ms. Miller in the event of their termination following a change in control as summarized in the following table. The descriptions of these employment agreements contained herein are qualified in their entirety by reference to the full text of the agreements, which are filed as Exhibits (e)(2)(E) and (e)(2)(F) and incorporated herein by reference.

Executive Officer	Severance – Termination of Employment Within Two Months Following a Change of Control (1)
	Amount	Timing of Cash Payment	Cash Severance for Termination Upon a Change in Control
Clayton H. Duncan	100% of current annualized base salary plus the sum of cash bonuses paid to Mr. Duncan during the twelve months preceding termination.	Within 15 days of the effective date of termination.	$242,745

Laura A. Miller	100% of current annualized base salary plus the sum of the cash bonuses paid to Ms. Miller during the twelve months preceding termination, plus, if the effective date of termination is on or before March 15, 2011, $80,000.	Within 15 days of the effective date of termination.	$364,000

(1)	As defined in the employment agreements. See “Executive Compensation – Severance and Change of Control Benefits” in the Information Statement attached as Annex B for such definition. Assumes a termination date of May 5, 2010.

The severance payment obligation is a “double-trigger” obligation. As a result, in addition to the Offer and Closing (and related transactions) having to meet the definition of “Change of Control” under the employment agreements, such Executive Officers also must terminate the employment agreements within two months following such Change of Control (provided that notice of such termination may not be given prior to such

Change of Control and must be given within thirty days following such Change of Control) for such Executive Officers to be entitled to the severance payments.

Treatment of Equity Awards Under the Merger Agreement

Directors and executive officers of the Company have received the right to acquire Shares pursuant to equity awards, including options to purchase Shares and restricted stock awards. The amount of the equity awards held by the Executive Officers and directors, including those that will accelerate and vest upon consummation of the transactions contemplated by the Merger Agreement, are described below.

2004 Equity Incentive Plan.

Under the terms of the 2004 Equity Incentive Plan, all options will fully vest and become exercisable in connection with the transactions contemplated by the Merger Agreement, and the Company must deliver written notice to all holders of options notifying such holders of (A) such vesting and (B) that such options remain exercisable until 15 days following the effective date of such notice. Pursuant to the terms of the Merger Agreement, upon the closing of the Merger, all options to acquire Shares granted pursuant to the Company 2004 Equity Incentive Plan that are outstanding immediately before the Effective Time will be cancelled and of no further force or effect. In consideration for the cancellation, the holders of such cancelled options will receive, for each such option, an amount in cash equal to the excess of the Merger Consideration over the per-share exercise price for such option, multiplied by the number of Shares underlying such option.

Under the terms of the 2004 Equity Incentive Plan, all restricted stock awards will fully vest in connection with the transactions contemplated by the Merger Agreement, and the Company must deliver written notice to all holders of the restricted stock awards notifying such holders of such vesting. The Merger Agreement provides that, upon the closing of the Merger, all restricted stock awards outstanding immediately prior to the Effective Time shall be cancelled and of no further force or effect. In consideration for the cancellation of each such award, the holder of such awards shall receive the Merger Consideration for each Share underlying such award.

A copy of the 2004 Equity Incentive Plan and the amendments thereto are filed as Exhibits (e)(3)(C), (e)(3)(D), (e)(3)(E), and (e)(3)(F) hereto and are incorporated herein by reference, and the descriptions of such plan and amendments contained herein are qualified in their entirety by reference to the full text of the plan and amendments.

Prime Medical Services, Inc. (predecessor to the Company) 2003 Stock Option Plan and 1993 Stock Option Plan and HealthTronics Surgical Services, Inc. (“HSS”) 2000, 2001, and 2002 Stock Option Plans

Pursuant to the terms of the Prime Medical Services, Inc. 2003 Stock Option Plan and Amended and Restated 1993 Stock Option Plan, the HSS 2000, 2001, and 2002 Stock Option Plans and the Merger Agreement, immediately before the Effective Time of the Merger, all outstanding options to acquire Shares issued pursuant to these plans shall be cancelled and of no further force and effect, and in consideration for such cancellation of such options, the holders thereof shall automatically (and without any further action being required on the part of the holders thereof) receive, at the Effective Time, an amount of cash equal to (i) the number of Shares subject to each such option held by such holder multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the per-share exercise price under such option. A copy of the 2003 Stock Option Plan, 1993 Stock Option Plan and the HSS 2000, 2001, and 2002 Stock Option Plans are filed as Exhibits (e)(3)(A), (e)(3)(B), (e)(3)(G), (e)(3)(H) and (e)(3)(I) hereto and are incorporated herein by reference, and the descriptions of such plans contained herein are qualified in their entirety by reference to the full text of such plans. All of the options outstanding under these plans have an exercise price greater than the Merger Consideration and therefore no payment will be made with respect to the cancellation of these options.

The table below sets forth the amounts payable upon consummation of the transactions contemplated by the Merger Agreement to the Company’s executive officers based on the share holdings of the executive officers.

Executive Officer	Already-owned Shares (1)	Previously Vested Options (2)	Accelerated Options (2)	Accelerated restricted stock awards (3)	Total
Clint B. Davis	$201,139	—	—	$1,128,876	$1,330,015
Clayton H. Duncan	$267,642	$10,500	$191,250	$1,170,223	$1,639,615
Scott A. Herz	$266,168	—	$331,375	$1,166,512	$1,764,055
Laura A. Miller	—	—	—	$242,500	$242,500
Richard A. Rusk	$213,633	—	$331,375	$327,375	$872,383
James S.B. Whittenburg	$625,606	—	$421,750	$3,446,444	$4,493,800

(1)	Represents Shares previously acquired by the executive officer prior to the Merger Agreement, multiplied by the Offer Price ($4.85 per Share). The Company anticipates that the executive officers will tender these Shares in the Offer.
(2)	Stock options will vest in connection with the transactions contemplated by the Merger Agreement. The amounts in this column are determined by multiplying (x) the excess, if any, of the Merger Consideration ($4.85) over the applicable exercise price per Share of each such option by (y) the number of Shares subject to such option. Amounts shown reflect options as of May 5, 2010. The Company anticipates that the executive officers will, subject to and conditioned on the closing of the Offer, exercise these options and tender the underlying Shares in the Offer.
(3)	Represents Shares attributable to restricted stock awards that will vest in connection with the transactions contemplated by the Merger Agreement multiplied by the Offer Price. The Company anticipates that the executive officers will, subject to and conditioned on the closing of the Offer, tender these Shares in the Offer.

The table below sets forth the amounts payable to the Company’s non-management directors in connection with the consummation of the transactions contemplated by the Merger Agreement based on such non-management directors’ holdings on May 5, 2010.

Director	Already-owned Shares (1)	Previously Vested Options (2)	Accelerated Options (2)	Accelerated restricted stock awards (3)	Total
R. Steven Hicks	$2,266,677	—	—	$132,745	$2,399,421
Donny R. Jackson	$140,771	—	—	$132,745	$273,516
Timothy J. Lindgren	$166,248	—	—	$123,607	$289,855
Kenneth S. Shifrin	$1,058,241	—	—	$123,607	$1,181,848
Argil J. Wheelock, M.D. (4)	$2,912,357	—	—	$114,470	$3,026,827

(1)	Represents Shares previously acquired by the director prior to the Merger Agreement, multiplied by the Offer Price ($4.85 per Share). The Company anticipates that the directors will tender these Shares in the Offer.
(2)	All options held by non-management directors have an exercise price greater than $4.85 and therefore the Company anticipates these options will be canceled for no consideration in the Merger.
(3)	Represents Shares attributable to restricted stock awards that will vest in connection with the transactions contemplated by the Merger Agreement multiplied by the Offer Price. The Company anticipates that the directors will, subject to and conditioned on the closing of the Offer, tender these Shares in the Offer.
(4)	Dr. Wheelock disclaims beneficial ownership with respect to 98,200 Shares owned directly by his daughter, who has investment and voting discretion with respect to such Shares.

Merger Agreement

Employee Retention. The Merger Agreement provides that for a period of one year following the closing of the Offer, Parent shall provide the employees of the Company who are employed immediately prior to the Effective Time (the “Covered Employees”), and who remain employed by Parent during such one year period, with compensation and benefits (excluding equity based compensation) which have either (i) a value substantially comparable in the aggregate to the compensation and benefits provided to the Covered Employee by the Company as of May 5, 2010, or (ii) a value substantially comparable to those provided to similarly-situated employees of Parent. Also, for a period of one year following the closing of the Offer, Parent shall provide Covered Employees whose employment is terminated by Parent with severance benefits in accordance with such employee’s individual employment agreement, or in the absence of any such agreement, in accordance with either the severance policy of the Company in effect immediately prior to the Effective Time or the severance policy of Parent in effect from time to time. In addition, for purposes of determining eligibility to participate in employee benefit plans of Parent or the Surviving Corporation (but not for purposes of benefit accrual under any defined benefit pension plan of Parent), Covered Employees will receive service credit for service with the Company as if such service had been completed with Parent. Also, Parent will waive, or use reasonable best efforts to cause its insurance carriers to waive, any pre-existing condition limitation on participation and coverage under its health and welfare plans to the extent the Covered Employees (or their dependents) were no longer subject to such pre-existing condition limitation under the Company health and welfare plans.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides that for not less than six years from and after the Effective Time, Parent agrees to, and shall cause the Surviving Corporation to, indemnify and hold harmless all past and present directors, officers and employees of the Company to the same extent such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to the Company Articles of Incorporation and Company Bylaws and indemnification agreements in existence on the date of the Merger Agreement with any directors, officers or employees of the Company for acts or omissions occurring at or prior to the Effective Time; provided, however, that Parent agrees to indemnify and hold harmless such persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement.

Pursuant to the terms of the Merger Agreement, Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation is not required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement. The Parent may substitute for such coverage a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance. If Parent does not make such substitution, then the Company may substitute a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance for a premium not to exceed 300% of the last annual premium paid prior to the date of the Merger Agreement.

The summary of the Merger Agreement contained herein is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Shareholder Tender Agreements

Certain executive officers who currently own Shares, being James S.B. Whittenburg, Richard A. Rusk, Clint B. Davis, Scott A. Herz and Laura A. Miller (who beneficially own, in the aggregate, approximately 2,285,774 Shares (which includes shares underlying options and restricted stock awards), representing approximately 3.99% of the outstanding Shares as of May 5, 2010), have each entered into a Shareholder Tender Agreement

(the “Tender Agreements”) with Parent and Purchaser. Under the Tender Agreements, each such executive officer has, among other things, (i) agreed to tender all of the Subject Shares (as defined below) beneficially owned by such executive officer into the Offer, (ii) granted to Parent their proxy to vote the Subject Shares in favor of adoption of the Merger or any other transaction pursuant to which Parent proposes to acquire the Company in which Company shareholders would receive consideration equal to or greater than the Offer Price and against any other agreement or arrangement which would in any material respect impede, interfere with or prevent the Offer or the Merger (including, but not limited to, any other extraordinary transaction such as a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company or all or substantially all of the assets thereof) and (iii) agreed not to transfer the Subject Shares beneficially owned by such executive officer other than as permitted by the Tender Agreements. The “Subject Shares” are all Shares beneficially owned by such executive officers and any Shares which such executive officers may acquire at any time in the future during the term of the Tender Agreements. The Tender Agreements terminate with respect to any particular executive officer, and such executive officer would no longer be obligated to tender his or her Subject Shares, upon the earliest to occur of the following: (i) the termination of the Merger Agreement, (ii) the consummation of the Merger, or (iii) the mutual written consent of the Purchaser and such executive officer.

This description is qualified in its entirety by reference to the form of Shareholder Tender Agreement, which is filed as Exhibit (e)(4) hereto.

Confidentiality Agreement

On March 2, 2010, the Company and Parent entered into a confidentiality agreement that provides each of them with certain protections in connection with the disclosure of confidential information for purposes of evaluating possible transactions (the “Confidentiality Agreement”). As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement) of the other party, each of Parent and the Company agreed, among other things, to keep such Confidential Information confidential and to use it only in connection with evaluating a business relationship between Parent and the Company. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Exclusivity Agreement

Parent and the Company entered into an Exclusivity Agreement, dated April 17, 2010 (the “Exclusivity Agreement”), which set forth the terms on which Parent and the Company would agree to continue to engage in discussions regarding the potential acquisition of the Company. The Company agreed that, among other things, until May 10, 2010, it would not, and would not permit any of its affiliates, directors, officers, employees, representatives (including financial advisors, attorneys and accountants) and agents to (i) initiate, solicit, encourage, engage or participate in, or continue to engage or participate in, proposals, discussions or negotiations with, or provide any information, or otherwise cooperate with respect to any Alternate Transaction; (ii) execute or enter into any contract or any other arrangement (including any term sheet, letter of intent or similar document, whether or not binding) with respect to any Alternate Transaction; or (iii) approve, endorse or recommend any Alternate Transaction or any contract relating to any Alternate Transaction. For purposes of the Exclusivity Agreement, an “Alternate Transaction” was defined to be (i) any stock purchase, merger, consolidation, business combination, share exchange or other similar transaction involving a change of control in the Company or its subsidiaries; (ii) any sale, license or disposition of the assets of the Company or its subsidiaries outside the ordinary course of business; (iii) any license, joint venture or similar commercial arrangement or transaction affecting or frustrating the purpose of the acquisition of the Company by Parent or which is outside the ordinary course of business; (iv) any other transaction in respect of the Company which results, directly or indirectly, in a change of control of the Company or its subsidiaries; or (v) any material change, modification or amendment to the structure, ownership, business relationships or terms governing any entities to which the Company or its subsidiaries acts as general partner, manager, or otherwise supervises or coordinates the management or administration of day-to-day operations for the provision of any lithotripsy services, prostate treatment services, other urological services, radiation therapy services and pathology services.

In addition, the Company agreed to immediately notify Parent of any unsolicited inquiries from third parties with respect to an Alternate Transaction

The foregoing summary is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation

At a meeting held on May 5, 2010, the Company Board, among other things, unanimously (i) determined that the Offer, the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the shareholders of the Company; (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby; and (iii) resolved to recommend that the Company’s shareholders accept the Offer and, if required, adopt and approve the Merger Agreement and approve the Merger.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

A letter to the Company’s shareholders communicating the Company Board’s recommendation and a press release announcing the execution of the Merger Agreement are filed as Exhibit (a)(1)(D) and (a)(1)(F) to this Statement, respectively, and are incorporated into this Statement by reference.

(b) Background and Reasons for the Company Board’s Recommendation

Background of the Offer

The Company’s management has periodically explored and assessed, and discussed with the Company Board, potential strategic alternatives available to the Company. These alternatives included strategies to grow and expand the Company’s business and operations and opportunities to merge or combine the Company’s operations with other companies in the healthcare industry. Prior to January 2010, from time to time, strategic and financial companies have expressed interest in meeting with management to discuss a possible acquisition transaction.

In January 2010, Bidder A, a nationally-prominent sophisticated financial company, expressed an interest in meeting with management to discuss a possible acquisition of the Company. As a result, management agreed to meet with Bidder A during the month of February.

During late January and early February 2010, Mr. Whittenburg, Mr. Herz and Ms. Miller, with the assistance of Lazard Middle Market LLC (“LMM”), which was subsequently engaged as the Company’s financial advisor, prepared a management presentation for Bidder A regarding the Company and its strategic plan.

From time to time in the past, Bidder B, a nationally-prominent sophisticated financial company, had reached out to the Company to discuss the possibility of a strategic transaction. In early February 2010, at management’s request, LMM contacted Bidder B to inquire as to its interest in a potential strategic transaction with the Company. Bidder B indicated that it would like to explore a strategic transaction with the Company.

On February 8, 2010, the Company entered into a confidentiality agreement with Bidder A, and Mr. Whittenburg, Mr. Herz, Ms. Miller and a representative of LMM met with representatives of Bidder A at the Company’s headquarters in Austin, Texas. The Company and Bidder A shared their business strategies and agreed to hold future conversations to continue their dialogue.

On February 16, 2010, the Company Board held a meeting to discuss, among other things, the strategic direction of the Company. Mr. Herz, Mr. Davis and Mr. Rusk were also present at the meeting. The Company Board discussed the historical financial performance and outlook for each of the Company’s current and prospective business opportunities. The Company Board also discussed the valuation of the Company and the informal expressions of interest received by the Company from Bidder A and Bidder B and directed management to continue discussions with these bidders and to identify additional bidders.

On February 22, 2010, Alan Butcher, Vice President, Business Development of Parent, left a voicemail for Mr. Herz. On February 23, 2010, Mr. Herz returned Mr. Butcher’s call. During this call, Mr. Butcher requested a telephonic meeting with management to discuss a possible strategic relationship.

On March 1, 2010, the Company Board held a telephonic meeting. Mr. Whittenburg provided the Company Board with on update on the strategic matters discussed by the Company Board at the meeting held on February 16, 2010. The Company Board engaged in a discussion regarding these matters. Also, throughout March 2010, Mr. Whittenburg had telephone conversations with other Company Board members several times each week to continue to engage in discussions with board members on the progress of matters and the strategic rationale behind exploring a strategic transaction.

On March 2, 2010, David P. Holveck, President and Chief Executive Officer of Parent, Mr. Butcher, Mr. Whittenburg and Mr. Herz held a telephone call to discuss the nature of Parent’s interest in pursuing a strategic opportunity with the Company. The telephone call ended with an agreement to set a date for the senior members of management from the Company and Parent to meet in person in Austin, Texas. Also on March 2, 2010, the Company and Parent entered into the Confidentiality Agreement.

In March 2010, the Company shared financial information and forecasts with Bidder A in response to Bidder A’s due diligence request. Representatives of the Company also held numerous calls with representatives of Bidder A during March 2010 to discuss matters related to a strategic transaction. The Company also held several informal calls with Bidder A to address due diligence questions.

On March 14, 2010, Mr. Holveck, Robert J. Cobuzzi Jr., Ph.D, Parent’s Senior Vice President of Corporate Development, Mr. Butcher, Mr. Herz and Mr. Whittenburg met in Austin to discuss the combined strategic vision and direction of the Company and Parent. Representatives of the Company’s financial advisor also attended this meeting.

On March 15, 2010, Mr. Holveck, Mr. Cobuzzi, Mr. Butcher, Ivan Gergel, M.D., Parent’s Executive Vice President of Research & Development, Caroline B. Manogue, Parent’s Chief Legal Officer, Alan G. Levin, Parent’s Chief Financial Officer, Mr. Whittenburg, Mr. Herz, Mr. Davis and Mr. Rusk met in Austin, Texas at the Company’s headquarters. Representatives of the Company’s financial advisor also attended the meeting. Members of the Company’s management made a presentation regarding the strategic direction of the Company and discussed with Parent’s management the potential benefits of a combined company with Parent. The parties had preliminary discussions relating to valuation and the structure of a possible strategic combination.

On March 19, 2010, the Company received a formal request for diligence materials from Parent.

Also on March 19, 2010, the Company entered into a confidentiality agreement with Bidder B.

In the latter part of March 2010, the Company shared financial information and forecasts with Bidder B. Representatives of the Company also had numerous calls with representatives of Bidder B during the latter part of March 2010 to discuss matters related to a strategic transaction.

On March 22, 2010, Mr. Whittenburg and Mr. Herz held a telephone call with a representative of Bidder A to discuss the Company’s financial projections. The Company also provided additional diligence materials to Bidder A.

Also on March 22, 2010, Mr. Whittenburg and Mr. Herz met in Austin with representatives of Bidder B to discuss a possible acquisition by Bidder B, the Company’s financial projections, and the Company’s structure and business. A representative of the Company’s financial advisor also attended this meeting.

In mid-to-late March 2010, in accordance with the Company’s directives, the Company’s financial advisor contacted Parent, Bidder A and Bidder B and requested that written indications of interest be submitted by the end of March.

On March 23, 2010, representatives of the Company provided Parent with and discussed diligence materials and received a request from Bidder A for additional diligence materials.

On March 25, 2010, Mr. Herz, Mr. Whittenburg, and Ms. Miller held a telephone call with Bidder A to answer due diligence questions regarding the Company’s laboratory business.

On March 26, 2010, Mr. Whittenburg, Mr. Rusk and Mr. Herz held a conference call with Bidder B to discuss diligence topics.

The Company considered a number of additional strategic and financial companies that the Company believed might have an interest in a potential strategic transaction with the Company, and the Company requested that LMM consider whether there were other strategic and financial companies that potentially might have such an interest. Thereafter, the Company and LMM compiled a list of such strategic and financial companies. In March and early April 2010, in accordance with the Company’s directives, the Company’s financial advisor contacted those strategic and financial buyers (to the extent not already contacted by the Company or previous advisors of the Company earlier in 2010) to inquire as to whether such parties might have an interest in a potential strategic transaction with the Company.

On March 29, 2010, Mr. Whittenburg, Mr. Herz and Mr. Rusk held a conference call with representatives of Bidder B to discuss the Company’s financials and business. Representatives of the Company’s financial advisor also participated on the call.

On March 30, 2010, Parent submitted a non-binding indication of interest to acquire 100% of the outstanding Shares for an aggregate offer price of $245 million (including assumption of debt) (or approximately $4.44 per Share) in cash. Parent requested four weeks to complete its due diligence process and stated that the transaction would not be subject to any financing condition.

On March 31, 2010, Bidder B held a telephone call with Ms. Miller to discuss the Company’s laboratory business.

On April 1, 2010, Bidder A submitted a non-binding indication of interest to acquire 100% of the outstanding Shares for $4.25 per Share in cash. Bidder A requested a five-week exclusivity arrangement to complete its due diligence process and stated that the transaction would not be subject to any financing condition.

Also on April 1, 2010, Bidder B submitted a non-binding indication of interest to acquire 100% of the outstanding Shares for a price of between $4.00 and $4.50 per Share in cash. Bidder B requested 75 to 90 days to complete its due diligence process and stated that the transaction would not be subject to any financing condition.

On April 5, 2010, the Company entered into a confidentiality agreement with Bidder C, a nationally-prominent sophisticated financial company. The Company provided Bidder C with financial projections,

including updated guidance on the Company’s first quarter performance. The Company also provided updated guidance on first quarter performance to the other bidders. Each bidder was requested to resubmit its best and final offer by the end of the week of April 5.

On April 6, 2010, Bidder C, Mr. Whittenburg and Mr. Herz, together with representatives of the Company’s financial advisor, met to discuss a potential strategic transaction with the Company. The Company advised Bidder C of the status of its strategic transaction efforts and requested that Bidder C submit its best and final offer by April 9, 2010. The Company also provided Bidder C with information similar to that provided to the other bidders.

On April 7, 2010, the Company Board held a telephonic meeting to discuss the written non-binding proposals received from the bidders. Mr. Jackson was not present for the meeting. Also participating at the meeting were Mr. Davis, Mr. Herz, and Mr. Rusk from the Company. In addition, representatives from the Company’s financial advisor were present. Mr. Whittenburg informed the Company Board that he expected to receive three revised submissions from the existing bidders and an indication of interest from a new bidder (Bidder C) within the next week. The Company Board discussed whether the potential acquisition by the bidders would provide the Company’s shareholders with greater value than the Company remaining independent. The Company’s legal advisor, Jackson Walker L.L.P., reviewed with the Company Board the directors’ fiduciary duties and other considerations relating to the strategic matters under discussion. The Company’s financial advisor discussed the status of the Company’s strategic discussions and potential counterparties.

Also, from early March to mid-April 2010, Mr. Whittenburg had telephone conversations several times each week with other Company Board members to continue to engage in discussions with Board members on the progress of matters and the strategic rationale behind exploring a strategic transaction.

On April 9, 2010, the Company and its financial advisor contacted Parent’s financial advisor and again requested that Parent submit its best and final offer by the end of the week of April 5.

Also on April 9, 2010, Bidder A submitted a revised non-binding indication of interest to acquire 100% of the outstanding Shares with an offer price of $4.60 per Share in cash. Bidder A requested a five-week period of exclusivity in order to continue its due diligence process and stated that the transaction would not be subject to any financing condition.

In addition, on April 9, 2010, Bidder B submitted a revised non-binding indication of interest to acquire 100% of the outstanding Shares with an offer price of $4.50 in cash. Bidder A requested a 60 to 75 day period to complete its due diligence process and stated that the transaction would not be subject to any financing condition.

On April 12, 2010, Parent requested additional time to submit its revised indication of interest and was informed that it had until April 16, 2010 to make its submission.

On April 12, 2010, Mr. Whittenburg, Mr. Jackson and a representative of the Company’s legal advisor participated on a telephone call during which the legal advisor reviewed with Mr. Jackson the directors’ fiduciary duties and other considerations related to the strategic matters being discussed by the Company. Mr. Whittenburg also updated Mr. Jackson on the bidding process.

On April 12, 2010, Bidder C submitted a non-binding indication of interest to acquire 100% of the outstanding Shares with an offer price in the range of $3.93 to $4.36 per Share in cash. Bidder C requested a reasonable period of exclusivity and estimated that it would take 45 to 60 days to complete its due diligence process.

On April 15, 2010, the Company’s and Parent’s respective financial advisors held a telephone call to discuss the price at which Parent would be willing to purchase the outstanding Shares. Parent’s financial advisor indicated that Parent was considering a price of $4.80 per Share. The Company’s financial advisor requested that the price be increased.

On April 16, 2010, Mr. Holveck contacted Mr. Whittenburg to discuss the terms of Parent’s possible revised offer. Mr. Holveck proposed a $4.85 offer price and an exclusivity period until May 15, 2010. Mr. Whittenburg indicated that this exclusivity period was too long and suggested an exclusivity period through May 5, 2010. Later that day, Mr. Holveck called Mr. Whittenburg and proposed that the exclusivity period continue until May 10, 2010, but that reasonable efforts be taken to sign a definitive agreement by May 5, 2010. Mr. Whittenburg stated that he would submit this to the Company Board for its consideration along with Parent’s final and best offer.

Later on April 16, 2010, the Company received a revised written indication of interest from Parent. Parent’s revised indication of interest stated that Parent was prepared to proceed with a business combination in which it would acquire all outstanding Shares for $4.85 per Share in cash. Parent stated that it expected to finance the transaction with cash on hand and that the transaction would not be subject to any financing condition. In addition, Parent submitted a signed exclusivity agreement providing, among other things, for an exclusivity period until May 10, 2010.

Also on April 16, 2010, in accordance with the Company’s directives, the Company’s financial advisor contacted Bidder A and Bidder B, each of which had indicated that it had submitted its best and final offer, and asked if the bidders would remain interested in a potential transaction with the Company if, after the expiration of the exclusivity period with the highest bidder, a definitive agreement were not reached. Both bidders indicated that they would continue to be interested in a transaction in such event.

On April 17, 2010, the Company Board held a telephonic meeting to discuss the written non-binding proposal received from Bidder C and the revised indications of interest received from Bidder A, Bidder B and Parent. Also participating at the meeting were Mr. Davis, Mr. Herz, and Mr. Rusk from the Company. Representatives from LMM also were present. The Company Board discussed whether the consideration proposed by the bidders to acquire all outstanding Shares of the Company would provide the Company’s shareholders with greater value than if the Company remained independent. LMM discussed with the Company Board financial aspects of Parent’s revised proposal. The Company Board considered several factors in connection with its evaluation of Parent’s proposal, including reviewing the Company’s potential stand-alone prospects based on management’s projections and evaluating the Company’s potential growth opportunities. The Company Board determined that the transaction proposed by Parent would be expected to enhance value for the Company’s shareholders, decided that pursuing the proposed strategic transaction would be in the best interests of the Company and its shareholders, and authorized the initiation of contract negotiations with Parent, subject to final authorization by the Company Board. In light of this and Bidder A and Bidder B’s willingness to continue to consider a transaction after expiration of the exclusivity period, the Company Board unanimously approved the Company’s execution of an exclusivity agreement with Parent, granting exclusivity through May 10, 2010.

On April 17, 2010, the Company signed the Exclusivity Agreement.

On April 18, 2010, senior members of Company’s and Parent’s management teams held a telephonic meeting to discuss the timeline of the diligence process and initial drafting of a merger agreement.

On April 19, 2010, representatives from Parent’s compliance team met with Mr. Davis and Mr. Rusk in Austin, Texas.

On April 21, 2010, representatives from Parent’s manufacturing and R&D team met with members of Company’s manufacturing team in Austin, Texas. Also on April 21, 2010, Mr. Levin met with Mr. Rusk and representatives of Ernst & Young, the Company’s auditor, in Austin, Texas. Mr. Whittenburg also met with Mr. Holveck in Dallas, Texas to discuss the continuity of the management team of the combined company. Mr. Levin and representatives from Deloitte & Touche, Parent’s auditors, met with representatives from Ernst & Young, the Company’s auditors, in Austin, Texas at the Company’s headquarters. Representatives of Parent, its legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP, and its accounting firm continued to conduct due diligence through May 5, 2010.

On April 22, 2010, management from the Company and Parent met in Dallas, Texas to discuss the potential integration of the companies, including the strategy of the combined company, relationship with partners and customers and potential costs associated with the proposed transaction.

On April 23, 2010, Parent’s legal advisor sent a draft merger agreement to the Company. The draft merger agreement indicated that Parent required, as a condition to its entering into any merger agreement, that Mr. Whittenburg and other members of HealthTronics’ senior management concurrently with the execution of the merger agreement enter into agreements with Parent providing for, among other things, continued employment with Parent and, in certain circumstances, waiver or deferral of severance benefits, with such agreements to be effective upon the closing of the Offer (the “Executive Agreements”).

On April 25, 2010, Mr. Whittenburg called Larry Cunningham, Parent’s Senior Vice President, Human Resources, regarding specifics of the executive officers’ ongoing employment with the combined company.

On April 26, 2010, additional telephonic meetings were held between the management teams of the Company and Parent to discuss due diligence and other matters.

On April 28, 2010, representatives of the legal advisors to the Company and Parent, along with Ms. Manogue, negotiated the terms of the merger agreement.

On April 29, 2010, the Company Board held a special meeting via telephone to discuss the merger agreement. The Company Board discussed the terms and provisions of the merger agreement, including a summary of the material terms of the merger agreement. The Company Board reviewed the history of the transaction and the status of the negotiations, due diligence process and integration discussions to date. Also, from April 17 to early May 2010, Mr. Whittenburg had telephone conversations several times each week with other Company Board members to continue to engage in discussions with Board members regarding the discussions and negotiations with Parent and the outstanding issues under the merger agreement or otherwise and the resolution of these issues.

On April 30, 2010, Mr. Whittenburg, Mr. Davis and Mr. Herz along with a representative of the Company’s legal advisor and Ms. Manogue and representatives of Parent’s legal advisor negotiated the terms of the merger agreement.

Later on April 30, 2010, Parent provided drafts of the Executive Agreements to Messrs. Whittenburg, Rusk, Davis and Herz.

The Company, Parent, and their respective legal and financial advisors thereafter continued to negotiate the terms of the merger agreement, the disclosure letter thereto, and tender agreements pursuant to which certain of the Company’s executive officers would agree to tender their Shares in the Offer.

On May 3 and 4, 2010, Parent and its legal advisor and the Company and its legal advisor participated on a number of due diligence calls.

On May 3, 2010, representatives of the legal advisors to the Company and Parent engaged in negotiations over certain terms of the merger agreement.

On May 4, 2010, the Parent Board held a meeting with Parent’s management and legal advisor to discuss the proposed merger agreement. The Parent Board unanimously approved the proposed merger agreement.

Also on May 4, 2010, representatives of the legal advisors to the Company and Parent engaged in negotiations over certain terms of the merger agreement. Following such, Mr. Whittenburg and Mr. Levin discussed such terms of the merger agreement.

Also on May 4, 2010, Parent and Messrs. Whittenburg, Rusk, Davis and Herz agreed on the terms of the Executive Agreements.

On May 5, 2010, Mr. Whittenburg and Mr. Holveck discussed certain aspects of the merger agreement. In addition, representatives of the Company and its legal advisor and representatives of Parent and its legal advisor continued to negotiate the terms of the merger agreement and the related disclosure letter.

Also on May 5, 2010, the Company Board held a meeting with the Company’s management and legal and financial advisors to discuss the proposed merger agreement. The Company Board discussed changes made to the merger agreement since the last time the Company Board reviewed and discussed the merger agreement. Also at this meeting, LMM reviewed with the Company’s board of directors its financial analysis of the $4.85 per Share consideration and rendered to the Company’s board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 5, 2010, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in its opinion, the $4.85 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Company common stock (other than Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares) was fair, from a financial point of view, to such holders. After full discussion, the Company Board unanimously (i) determined that the Offer, the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the shareholders of the Company; (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby; and (iii) resolved to recommend that the Company’s shareholders accept the Offer and, if required, adopt and approve the Merger Agreement and approve the Merger.

In addition, the Compensation Committee of the Company met on May 5, 2010 to review and approve the new executive employment agreements between Parent and each of Messrs. Whittenburg, Davis, Herz and Rusk. The Compensation Committee unanimously approved the new employment agreements.

Later on May 5, 2010, Parent, the Company and Purchaser executed the Merger Agreement.

On the afternoon of May 5, 2010, following the closing of trading on the Nasdaq Stock Market, Parent and the Company each issued a press release announcing the execution of the Merger Agreement. In addition, Parent held an investor call, in which Mr. Whittenburg participated, to discuss the transaction.

Reasons for the Recommendation.

In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board consulted with the Company’s senior management, legal counsel and financial advisor and, in recommending that the Company shareholders tender all of their Shares pursuant to the Offer and, if applicable, vote their Shares in favor of the adoption of the Merger Agreement and the Merger, in accordance with the applicable provisions of the GBCC, considered a number of factors, including the following:

1.	Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if it were to remain an independent company. The Company Board also considered the potential long-term value of the Company taking into account the risks and future prospects of the Company.

2.	Strategic Alternatives. The Company Board considered potential strategic alternatives available to the Company, including the potential shareholder value based on the Company’s business plan that could be expected to be generated from remaining an independent public company, the possibility of being acquired by other companies, the possibility of acquisitions or mergers with other companies in the healthcare industry and other transactions, as well as the potential benefits, risks and uncertainties associated with such alternatives. Based on the foregoing, the Company Board believed that the Offer and the Merger provided the Company’s shareholders with an attractive opportunity to receive enhanced value for their Shares.

3.	Solicitation Process. The Company conducted a targeted third-party solicitation process with the assistance of the Company’s management and financial advisor. The Company Board considered the fact that the per Share consideration in the Offer and the Merger exceeded other indications of interest received by the Company from potential strategic and financial buyers. In light of the foregoing circumstances, the Company Board was satisfied that it was unlikely that a more attractive proposal would be forthcoming from any other bidder and that other interested parties had, and would continue to have under the terms of the Merger Agreement, an adequate opportunity to make a proposal to acquire the Company.

4.	Transaction Financial Terms; Premium to Market Price. The Company Board considered the per Share consideration of $4.85 (without interest), which represents a 36% premium over the closing price of the Shares on May 4, 2010, the last trading day before the Offer and the Merger were announced, and a 37% premium over the average trading price of the Shares for the thirty trading day period prior to the date of announcement.

5.	Loss of Opportunity. The Company Board considered that if the Company declined to approve Parent’s proposal, there was no assurance that there would be another opportunity for the Company’s shareholders to receive from Parent or any other person as significant a premium as that contemplated by the Merger Agreement for the Shares, including if Parent were in the future no longer interested in an acquisition of the Company due to changes in its own business or for other reasons.

6.	Negotiations. The Company Board considered the fact that the Company negotiated with multiple bidders, both strategic and financial. In addition, the terms and conditions of the Merger Agreement were the result of lengthy negotiations with Parent. These factors led the Board to believe that Parent’s offer represented the highest price a bidder was willing to pay and the highest price reasonably attainable for the Company’s shareholders.

7.	Cash Tender; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger. In this regard, the Company Board considered the fact that the Offer consideration will consist entirely of cash, which will provide liquidity and certainty of value to the Company’s shareholders. However, the Company Board also considered that, while the consummation of the Offer and the Merger would give the Company’s shareholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the proposed transaction, tendering in the Offer would forfeit the opportunity for shareholders to participate in the future growth of the Company.

8.	Historical Trading Prices. The Company Board considered the relationship of the Offer Price to the historical trading prices of the Shares.

9.	Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all outstanding Shares, which should allow shareholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which shareholders will receive the same consideration as received in the Offer. The Company Board also considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Company Board believed supported the conclusion that an acquisition transaction with the Parent and Purchaser could be completed relatively quickly and in an orderly manner.

10.	Terms of the Merger Agreement. The Company Board believed that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fee payable by the Company, were favorable to the Company’s shareholders.

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Ability to Respond to Certain Unsolicited Takeover Proposals. The Company Board considered the fact that while the Merger Agreement prohibits the Company and its subsidiaries from, directly or indirectly, (a) soliciting, initiating or encouraging or taking any other action designed to, or which would reasonably be expected to, facilitate, any Company Takeover Proposal (as that term is defined in the Merger Agreement), (b) entering into, continuing or otherwise participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or access to the properties, books or records of the Company in connection with, or otherwise cooperating with, any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal, the Merger Agreement requires Parent to keep the Offer open until July 1, 2010 and at any time prior to the closing of the Offer, in response to a bona fide written Company Takeover Proposal that the Company Board in good faith determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or is reasonably expected to lead to, a Superior Proposal (as defined in the Merger Agreement), and which Company Takeover Proposal was not solicited after the date of the Merger Agreement and was made after the date of the Merger Agreement, the Company may, if a majority of the Company Board determines (after consultation with outside counsel) that it is necessary to take such actions in order to comply with its fiduciary duties to the shareholders of the Company under applicable law, and subject to compliance with Section 6.5(a) and Section 6.5(c) of the Merger Agreement (x) furnish information with respect to the Company to the person making such Company Takeover Proposal, and (y) participate in discussions or negotiations regarding such Company Takeover Proposal.

In addition, the Company Board considered the fact that the Company Board could terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee prior to the closing of the Offer.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer.

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Extension of Offer Period. The Company Board considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer.

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No Financing Condition. The Company Board considered the representation of Parent that it has available sufficient cash financial resources to satisfy its obligations to cause Purchaser to purchase and pay for Shares pursuant to the Offer and the fact that the Offer is not subject to a financing condition.

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Termination Fee. The Company Board considered the termination fee of $8 million that could become payable pursuant to the Merger Agreement under certain circumstances, including termination of the Merger Agreement to accept a Superior Proposal.

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Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not undertake various actions related to the conduct of its business without the prior written consent of Parent. The Company Board further considered that these provisions may limit the Company’s ability to pursue business opportunities that it would otherwise pursue.

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Company Material Adverse Effect determination. The Company Board considered the the definition of Company Material Adverse Effect included in the Merger Agreement and its effect on the likelihood of consummation of the Offer.

11.	Opinion of the Company’s Financial Advisor. The Company Board considered the opinion, dated May 5, 2010, of the Company’s financial advisor to the Company Board as to the fairness, from a financial point of view and based upon and subject to the considerations and assumptions set forth therein, of the $4.85 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Company common stock (other than Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares), as more fully described below in this Item 4 under “Opinion of the Company’s Financial Advisor” and as set forth in the full text of such opinion attached hereto as Annex A.

12.	Restrictions on Business Combinations. The Company Board considered the restrictions on the Company’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions. The Company Board understood that, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, these provisions were conditions to Parent’s willingness to enter into the Merger Agreement and were believed by the Company Board to be reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company shareholders.

13.	Appraisal Rights. The Company Board considered the availability of appraisal rights with respect to the Merger for Company shareholders who properly exercise their rights under the GBCC, which would give these shareholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of common stock at the completion of the Merger.

14.	Tax Treatment. The Company Board considered that the Merger Consideration to be received by the holders of Shares in the Offer and the Merger generally would be taxable to such holders for U.S. federal income tax purposes.

15.	Regulatory Approval and Third Party Consents. The Company Board considered the regulatory approvals and third party consents that may be required to consummate the Offer and the Merger and the prospects for receiving any such approvals and consents, if necessary.

In making its recommendation, the Company Board was aware of and took into consideration the interests of certain Company executives, including the Chief Executive Officer, who is a member of the Company Board, in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Statement and their holdings of Shares and options to purchase Shares as referenced in Item 3 of this Statement.

This discussion of the factors considered by the Company Board in reaching its conclusions and recommendation includes all of the material factors considered by the Company Board, but is not intended to be exhaustive. The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Company Board may have given different weight to different factors.

Opinion of the Company’s Financial Advisor

LMM is acting as financial advisor to the Company in connection with the Offer and the Merger. As part of that engagement, the Company Board requested that LMM evaluate the fairness, from a financial point of view, of the $4.85 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Company common stock (other than Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares). At a meeting of the Company Board held on May 5, 2010 to evaluate the Offer and the Merger, LMM delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 5, 2010, to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications, the $4.85 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Company common stock (other than Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares) was fair, from a financial point of view, to such holders.

The full text of LMM’s opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by LMM in connection with its opinion, is attached to this document as Annex A and is incorporated into this document by reference. The description of LMM’s opinion set forth in this document is qualified in its entirety by reference to the full text of LMM’s opinion. LMM’s engagement and its opinion are for the benefit of the Company Board (in its capacity as such) and LMM’s opinion was rendered to the Company Board in connection with its evaluation of the Offer and the Merger and only addresses the fairness of the $4.85 per Share consideration from a financial point of view. LMM’s opinion does not address the relative merits of the Offer or the Merger as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Offer or the Merger. LMM’s opinion is not intended to and does not constitute a recommendation to any shareholder as to whether such shareholder should tender Shares in the Offer or how such shareholder should act with respect to the Offer or the Merger or any matter relating to the Offer or the Merger. LMM’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to LMM as of, the date of its opinion. LMM assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion.

In connection with its opinion, LMM:

•	reviewed the financial terms and conditions of the merger agreement;

•	reviewed certain publicly available historical business and financial information relating to the Company;

•	reviewed various financial forecasts and other data provided to LMM by the Company relating to the Company’s business;

•	held discussions with members of the Company’s senior management with respect to the business and prospects of the Company;

•	reviewed public information with respect to certain other companies in lines of business LMM believed to be generally relevant in evaluating the business of the Company;

•	reviewed the financial terms of certain business combinations involving companies in lines of business LMM believed to be generally relevant in evaluating the business of the Company;

•	reviewed historical stock prices and trading volumes of Company common stock; and

•	conducted such other financial studies, analyses and investigations as LMM deemed appropriate.

LMM assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. LMM did not conduct any independent valuation or appraisal of any of the assets or liabilities, contingent or otherwise, of the Company or concerning the solvency or fair value of the Company, and LMM was not furnished with any such valuation or appraisal. With respect to the financial forecasts relating to the Company utilized by LMM in its analyses, LMM assumed, with the Company’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. LMM assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.

In rendering its opinion, LMM assumed, with the Company’s consent, that the Offer and the Merger would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. LMM also assumed, with the Company’s consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Offer and the Merger would not have an adverse effect on the Company or the Offer and the Merger. LMM did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did LMM’s opinion address any legal, tax, regulatory or accounting matters, as to which LMM understood that the Company obtained such advice as it deemed necessary from qualified professionals. LMM expressed no view or opinion as to any terms or other aspects of the Offer and the Merger (other than the $4.85 per Share consideration to the extent expressly specified in its opinion), including, without limitation, any tender and support or other agreements or arrangements entered into in connection with, or contemplated by, the Offer and the Merger or otherwise. In addition, LMM expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer and the Merger, or class of such persons, relative to the $4.85 per Share consideration or otherwise. Further, LMM did not express any opinion as to the price at which Shares of Company common stock would trade at any time subsequent to the announcement of the Offer or the Merger. The issuance of LMM’s opinion was approved by the opinion committee of LMM.

The following is a brief summary of the material financial and comparative analyses that LMM deemed to be appropriate for this type of transaction and that were reviewed with the Company Board by LMM in connection with rendering its opinion. The summary of LMM’s analyses described below is not a complete description of the analyses underlying LMM’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. In arriving at its opinion, LMM did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, LMM made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

In its analyses, LMM considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company or transaction used in LMM’s analyses is identical to the Company or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The estimates contained in LMM’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, LMM’s analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to fully understand LMM’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of LMM’s financial analyses.

Selected Publicly Traded Companies Analysis. LMM reviewed publicly available financial information for the following six selected publicly traded healthcare services companies:

•	Alliance Healthcare Services, Inc.

•	American Dental Partners, Inc.

•	NightHawk Radiology Holdings, Inc.

•	NovaMed, Inc.

•	RadNet, Inc.

•	Virtual Radiologic Corporation

LMM reviewed, among other things, enterprise values of the selected companies, calculated as market value based on closing stock prices on May 4, 2010, plus debt, less non-controlling interest, cash, cash equivalents and short-term investments, as a multiple of calendar year 2010 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, as adjusted to exclude non-cash stock-based compensation and non-controlling interest expense and to include equity earnings in unconsolidated affiliates, referred to as adjusted EBITDA. LMM then applied a range of selected calendar year 2010 adjusted EBITDA multiples derived from the selected companies to corresponding data of the Company. Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for the Company were based on internal estimates of the Company’s management. This analysis indicated the following implied per share equity reference range for the Company, as compared to the $4.85 per Share consideration:

Implied Per Share Equity Reference Range for the Company	Per Share Consideration
$3.13 - $4.30	$4.85

Selected Precedent M&A Transactions Analysis. LMM reviewed, to the extent publicly available, financial information relating to the following six selected transactions with transaction values of less than $1.0 billion involving companies in the healthcare services industry:

Acquiror	Target
• H.I.G. Capital Capital, L.L.C.	• Allion Healthcare, Inc.
• BioScrip, Inc.	• Critical Homecare Solutions Holdings, Inc.
• Crestview Partners, L.P.	• Symbion, Inc.
• TPG Partners V, L.P.	• Surgical Care Affiliates Inc.
• Oaktree Capital Management, L.P. / MTS Health Investors, LLC	• Alliance Imaging, Inc.
• Select Medical Corporation	• Outpatient Rehabilitation Division of HealthSouth Corporation

LMM reviewed transaction values in the selected transactions, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s latest 12 months adjusted EBITDA and forward fiscal year estimated adjusted EBITDA. LMM then applied a range of selected latest 12 months and forward fiscal year adjusted EBITDA multiples derived from the selected transactions to the Company’s latest 12 months adjusted EBITDA (as of March 31, 2010) and calendar year 2010 estimated adjusted EBITDA, respectively. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data for the Company were based on internal estimates of the Company’s management. This analysis indicated the following implied per share equity reference ranges for the Company, as compared to the $4.85 per Share consideration:

Implied Per Share Equity Reference Ranges for the Company Based on:		Per Share Consideration
Latest 12 Months EBITDA	2010E EBITDA
$2.41 - $6.57	$3.52 - $7.04	$4.85

Discounted Cash Flow Analysis. LMM performed a discounted cash flow analysis to calculate the estimated present value (as of June 30, 2010) of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate for the second half of fiscal year 2010 through the full fiscal year 2013 based on internal estimates of the Company’s management. The terminal value of the Company was estimated by applying a selected range of perpetuity growth rates of 1.0% to 3.0% to the Company’s fiscal year 2013 projected unlevered free cash flows. The present values of the cash flows (after taking into account estimated net operating loss carryforwards anticipated by the Company’s management to be utilized by the Company) and terminal values were then calculated using discount rates ranging from 11.5% to 13.5%. This analysis indicated the following implied per share equity reference range for the Company, as compared to the $4.85 per Share consideration:

Implied Per Share Equity Reference Range for the Company	Per Share Consideration
$4.30 - $6.53	$4.85

Miscellaneous

LMM and certain of its affiliates in the past have provided, currently are providing, and in the future may provide, certain investment banking services to Parent and certain of its affiliates unrelated to the Offer and the Merger, for which LMM and/or certain of its affiliates have received and may receive compensation. In addition, Lazard Capital Markets LLC (an entity indirectly owned in large part by managing directors of one of LMM’s affiliates) acted as co-manager for Parent’s $379.5 million convertible notes offering in 2008. In the ordinary course of their respective businesses, Lazard Capital Markets LLC and certain of its and LMM’s respective affiliates may actively trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

LMM prepared the above analyses for the purpose of providing an opinion to the Company Board as to the fairness, from a financial point of view, of the $4.85 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Company common stock (other than Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares). LMM did not recommend any specific consideration to the Company Board or that any given consideration constituted the only appropriate consideration for the Offer and the Merger.

LMM’s opinion and analyses were only one of many factors taken into consideration by the Company Board in its evaluation of the Offer and the Merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the $4.85 per Share consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair.

For a description of the terms of LMM’s engagement as the Company’s financial advisor, see the discussion under Item 5 below.

Certain Financial Projections

The Company does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company’s management prepared certain financial forecasts that were reviewed by the Company Board in connection with the Offer and the Merger. These forecasts also were provided to the Company’s financial advisor in connection with its opinion and to Parent and the other bidders as described above under “Background of the Offer.” Certain portions of the Company management projections are summarized below:

(dollars in millions)	2010	2011	2012	2013
Revenues	$213.0	$246.8	$283.7	$319.4
EBIT	$71.1	$84.5	$98.8	$110.9
Net income	$15.6	$22.1	$28.7	$33.3
Adjusted EBITDA (1)	$36.2	$45.5	$54.3	$61.4

(1)

Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization, excluding equity-based compensation expense, and adjusted for net income attributable to noncontrolling interest expense (as such term is defined under GAAP), calculated in a manner consistent with HealthTronics’ past financial reporting practice. A reconciliation of the adjusted EBITDA amounts to the net income amounts set forth above is provided below.

The following is a reconciliation of adjusted EBITDA of the Company for the periods noted below to the net income of the Company for such periods:

(dollars in millions)	2010	2011	2012	2013
Net income	$15.6	$22.1	$28.7	$33.3
Add back:
Provision for income taxes	1.7	2.4	3.2	3.7
Interest expense	1.9	1.8	2.1	2.3
Depreciation and amortization	15.0	17.1	18.0	19.6
Share-based compensation costs	2.0	2.1	2.3	2.5

Adjusted EBITDA	$36.2	$45.5	$54.3	$61.4

With regard to the Company’s projections set forth above, the shareholders should note that:

•

these projections were not prepared with a view toward public disclosure or compliance with the published guidance of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts;

•

the projections were prepared solely for internal use and management decision-making, are subjective in many respects, and thus are subject to interpretations and periodic revisions based on actual experience and business developments;

•

these projections reflect numerous assumptions made by the Company’s management with respect to industry performance, general business, economic, market and financial conditions, uncertainties and contingencies, and other matters, all of which are difficult to predict and many of which are beyond the control of the Company;

•

these projections are based on assumptions and observations about business conditions as of the date prepared by the Company’s management and not as of any other date and, therefore, could change based on assumptions or observations after such date;

•

these projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Statement, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them;

•	there can be no assurance that assumptions made in preparing these projections will prove accurate, although management of the Company believes the assumptions were reasonable when made;

•	actual results will probably differ from these projections, possibly by material amounts;

•

the inclusion of these projections should not be regarded as an indication that the Company considered or considers them to be necessarily predictive of actual future events, and the projections should not be relied upon as such; and

•

the Company has not made and does not make any representation to any person or entity regarding the ultimate performance of the Company compared to these projections, and the Company does not intend to update or otherwise revise these projections to reflect circumstances existing after the date on which they were prepared by the Company’s management or to reflect the occurrence of future events, even if any or all of the assumptions underlying the projections are shown to be in error.

(c) Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each Executive Officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to Purchaser, other than Shares issuable upon exercise of options. As discussed above in Item 3, the Executive Officers have agreed to tender, pursuant to the Offer, all Shares beneficially owned by them other than Shares issuable upon exercise of options to the extent that they remain unexercised.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

In connection with LMM’s services as the Company’s financial advisor, the Company has agreed to pay LMM a customary fee, a portion of which was payable in connection with the rendering of LMM’s opinion and a substantial portion of which is contingent upon consummation of the Offer. The Company also has agreed to reimburse LMM for its reasonable expenses, including reasonable attorneys’ fees, and to indemnify LMM and certain related parties against certain liabilities that may arise out of the rendering of its advice, including certain liabilities under U.S. federal securities laws.

Neither the Company nor any person or entity acting on its behalf has employed, retained or agreed to compensate any person or entity to make solicitations or recommendations to shareholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company after a review of Form 4 filings, any current executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (a) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction such as a merger, reorganization or liquidation involving the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any Company subsidiary or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as otherwise set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Anti-Takeover Provisions of the Georgia Business Corporation Code

The GBCC restricts certain business combinations with “interested shareholders” and contains fair price requirements applicable to certain mergers with “interested shareholders.” The restrictions imposed by these statutes will not apply to a corporation unless it elects to be governed by these statutes. We have not elected to be covered by such statutes, and do not intend to do so in connection with the Offer.

Dissenters’ Rights

Under Georgia law, shareholders will not have dissenters’ rights to payment of fair value of their Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the effective time of the Merger will have the right under Article 13 of the GBCC to exercise dissenters’ rights for payment of fair value of the holder’s Shares. The fair value determined by exercising dissenters’ rights could be more or less than or equal to the price per share to be paid in the Merger. Dissenters’ rights are described in the Offer to Purchase. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to fair value under Article 13 of the GBCC.

Dissenters rights will be available in connection with the Merger, regardless of whether the Merger is consummated by Parent without a vote pursuant to Section 14-2-1104 of the GBCC, or a vote of the Company’s shareholders is required under the GBCC to effect the Merger

The foregoing discussion of the rights of shareholders seeking dissenters’ rights under Georgia law does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights available thereunder and is qualified in its entirety by reference to Article 13 of the GBCC. The perfection of dissenters’ rights requires strict adherence to the applicable provisions of the GBCC. If a shareholder withdraws or loses his or her right to dissent, such shareholder will only be entitled to receive the price per Share to be paid in the Merger, without interest.

Regulatory Approvals

General. Other than as described in this Statement, the Company, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company, Parent and Purchaser currently expect such approval or other action would be sought or taken.

Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer that the waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the HSR Act has expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a “Second Request”), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended by court order or with consent of the parties. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act so long as Purchaser acquires more that 50% of the outstanding Shares within one year after the HSR Act waiting period applicable to the Offer expires or terminates.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s proposed acquisition of the Company. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer, or the divestiture of substantial assets of the Company or any of its respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1), and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated by reference in its entirety.

Top-Up Option

The Company has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on the terms and subject to the conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued Shares (“Top-Up Shares”) in an amount up to that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by the Purchaser at the time of exercise of the Top-Up Option, will constitute one Share more than 90% of the total Shares outstanding (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) immediately after the issuance of such Shares, provided that the Top-Up Option will not be exercisable to the extent (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares that are not already reserved for issuance or (ii) any other provision of applicable laws or judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares. The Top-Up Option may be exercised by Purchaser at any time following the Offer Closing (as defined in the Merger Agreement) and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms, provided that Purchaser shall own as of such time less than the statutory requisite amount of short-form merger Shares. The purchase price owed by the Purchaser to the Company for the newly issued Shares will be paid to the Company either in the same form as the Offer Price or by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Short-form Merger

Section 14-2-1104 of the GBCC provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, the Board of Directors or shareholders of the Company.

The Purchaser’s Designation of Persons to be Elected to the Company Board

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s shareholders as described in the Information Statement, and is incorporated herein by reference.

Certain Litigation

On May 11, 2010, Irving M. Pinkus C/F Gabriel P. Pinkus UTMA/IN, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the District Court of Travis County in the State of Texas, Case No. D-1-GN-10-001493 (the “Pinkus Action”). The Pinkus Action names as defendants the Company, the members of the Company Board, Purchaser and Parent. The Pinkus Action alleges that the

Company and its directors breached their fiduciary duties to the Company’s shareholders by agreeing to the Offer and the Merger at an unfair price, receiving benefits not shared by all of the shareholders and entering into an agreement with Parent that deters other suitors from bidding on the Company at a higher price. The Pinkus Action also alleges that Purchaser and Parent aided and abetted the purported breaches of fiduciary duties. The Pinkus Action seeks, among other relief, (i) class action status, (ii) an order preliminarily and permanently enjoining the defendants from proceeding with the Offer, (iii) if the transaction is consummated prior to entry of a final judgment, a judgment rescinding the Merger or awarding rescissory damages, (iv) an order directing the defendants to account for all damages caused by them as a result of their breaches of fiduciary duties, and (v) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses. The Company and its directors intend to vigorously defend the Pinkus Action.

A copy of the petition in the Pinkus Action is attached hereto as Exhibit (a)(5)(E). The foregoing description of the Pinkus Action is qualified in its entirety by reference to Exhibit (a)(5)(E) hereto.

On May 13, 2010, Nittin Namjoshi, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the District Court of Travis County in the State of Texas, Case No. D-1-GN-10-001527 (the “Namjoshi Action”). The Namjoshi Action names as defendants the Company, the members of the Company Board and Parent. The Namjoshi Action alleges that the Company and its directors breached their fiduciary duties to the Company’s shareholders by agreeing to the Offer and the Merger via an unfair process at an unfair and inadequate price, erecting barriers designed to deter interested bidders other than Endo and failing to provide the Company’s shareholders with material information to make an informed decision as to whether to tender their Shares in the offer. The Namjoshi Action also alleges that Purchaser and Parent aided and abetted the purported breaches of fiduciary duties. The Namjoshi Action seeks, among other relief, (i) class action status, (ii) an order declaring that the Merger Agreement was entered into in breach of defendant’s fiduciary duties, (iii) an order enjoining the defendants from consummating the Merger, (iv) an order directing the defendants to obtain a transaction that is in the best interest of the Company’s shareholders through an auction process, (v) an order rescinding, to the extent already implemented, the Merger Agreement, (vi) an order enjoining the defendants from consummating the Merger unless curative disclosures are made to Company shareholders, and (vii) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses. The Company and its directors intend to vigorously defend the Namjoshi Action.

A copy of the petition in the Namjoshi Action is attached hereto as Exhibit (a)(5)(F). The foregoing description of the Namjoshi Action is qualified in its entirety by reference to Exhibit (a)(5)(F) hereto.

In addition, on May 14, 2010, Anthony Cancelliere, a purported holder of Shares, filed a lawsuit allegedly on behalf of a putative class of holders of the Shares in the District Court of Travis County in the State of Texas, Case No. D-1-GN-10-001555 (the “Cancelliere Action”). The Cancelliere Action names as defendants the Company, the members of the Company Board, Purchaser and Parent. The Cancelliere Action alleges that the Company and its directors breached their fiduciary duties to the Company’s shareholders by agreeing to the Offer and the Merger at an unfair price, receiving benefits not shared by all of the shareholders and entering into an agreement with Parent with terms that are calculated to unreasonably dissuade potential suitors from making competing offers. The Cancelliere Action also alleges that Purchaser and Parent aided and abetted the purported breaches of fiduciary duties. The Cancelliere Action seeks, among other relief, (i) class action status, (ii) an order preliminarily and permanently enjoining the defendants from proceeding with the Offer, (iii) if the transaction is consummated, a judgment rescinding the Merger or awarding rescissory damages, (iv) an order directing the defendants to account for all damages caused by them as a result of their breaches of fiduciary duties, and (v) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees. The Company and its directors intend to vigorously defend the Cancelliere Action.

A copy of the petition in the Cancelliere Action is attached hereto as Exhibit (a)(5)(G). The foregoing description of the Cancelliere Action is qualified in its entirety by reference to Exhibit (a)(5)(G) hereto.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 19, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on May 19, 2010).

(a)(1)(B)	Letter of Transmittal dated May 19, 2010 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed on May 19, 2010).

(a)(1)(C)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed on May 19, 2010).

(a)(1)(D)	Letter to Shareholders of the Company, dated May 19, 2010.

(a)(1)(E)	Information Statement of the Company, dated as of May 19, 2010 (included as Annex B to this Schedule 14D-9).

(a)(1)(F)	Press release issued by the Company dated May 5, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 6, 2010).

(a)(1)(G)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed on May 19, 2010).

(a)(1)(H)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed on May 19, 2010).

(a)(1)(I)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed on May 19, 2010).

(a)(5)(A)	Email to employees of the Company, dated May 5, 2010 (incorporated by reference to the Company’s Schedule 14D-9-C filed by the Company with the Securities and Exchange Commission on May 5, 2010).

(a)(5)(B)	Slide Presentation for May 5, 2010 investor conference call by Parent and Company’s Chief Executive Officer (incorporated by reference to the Company’s Schedule 14D-9-C filed by the Company with the Securities and Exchange Commission on May 5, 2010).

(a)(5)(C)	Transcript for May 5, 2010 investor conference call by Parent and Company’s Chief Executive Officer (incorporated by reference to the Company’s Schedule 14D-9-C filed by the Company with the Securities and Exchange Commission on May 6, 2010).

(a)(5)(D)	Form of summary advertisement, published May 19, 2010 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed on May 19, 2010).

(a)(5)(E)	Petition filed by Irving M. Pinkus C/F Gabriel P. Pinkus UTMA/IN in the District Court of Travis County in the State of Texas on May 11, 2010.

(a)(5)(F)	Petition filed by Nittin Namjoshi in the District Court of Travis County in the State of Texas on May 13, 2010.

(a)(5)(G)	Petition filed by Anthony Cancelliere in the District Court of Travis County in the State of Texas on May 14, 2010.

(e)(1)	Agreement and Plan of Merger, dated as of May 5, 2010, among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed May 6, 2010).

(e)(2)(A)	Executive Employment Agreement, dated May 5, 2010, by and between Endo Pharmaceuticals Holdings Inc. and James S.B. Whittenburg.

Exhibit No.	Description

(e)(2)(B)	Executive Employment Agreement, dated May 5, 2010, by and between Endo Pharmaceuticals Holdings Inc. and Richard A. Rusk.

(e)(2)(C)	Executive Employment Agreement, dated May 5, 2010, by and between Endo Pharmaceuticals Holdings Inc. and Clint B. Davis.

(e)(2)(D)	Executive Employment Agreement, dated May 5, 2010, by and between Endo Pharmaceuticals Holdings Inc. and Scott A. Herz.

(e)(2)(E)	Executive Employment Agreement, effective August 22, 2007, by and between the Company and Clayton H. Duncan (incorporated by reference to Exhibit 10.35 of the Company’s 10-K filed with the Securities and Exchange Commission on March 10, 2009).

(e)(2)(F)	Executive Employment Agreement, effective December 21, 2009, by and between HealthTronics, Inc. and Laura Miller (incorporated by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 8, 2010).

(e)(3)(A)	Prime Medical Services Inc. Amended and Restated 1993 Stock Option Plan, as amended June 18, 2002 (filed as an Exhibit to the Annual Report on Form 10-K of Prime Medical Services Inc. for the year ended December 31, 2002).

(e)(3)(B)	Prime Medical Services, Inc. 2003 Stock Option Plan (incorporated by reference to Annex D of the Rule 424(b)(3) joint proxy statement/prospectus, dated January 7, 2004, filed by Prime with the SEC on January 8, 2004).

(e)(3)(C)	HealthTronics 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to HealthTronics’ Current Report on Form 8-K filed on January 25, 2005).

(e)(3)(D)	First Amendment to the HealthTronics, Inc. 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to HealthTronics’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 5, 2005).

(e)(3)(E)	Second Amendment to the Company’s 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 14, 2006).

(e)(3)(F)	Third Amendment to the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2008).

(e)(3)(G)	HSS Stock Option Plan – 2002 (incorporated by reference to Exhibit 10.1 of HealthTronics’ Current Report on Form 8-K filed on January 25, 2005).

(e)(3)(H)	HSS Stock Option Plan – 2001 (incorporated by reference to Appendix A to HSS’ proxy statement filed with the SEC on April 18, 2001).

(e)(3)(I)	HSS Stock Option Plan – 2000 (incorporated by reference to Appendix A to HSS’ proxy statement filed with the SEC on April 25, 2000).

(e)(4)	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed May 6, 2010).

(e)(5)	Confidentiality Agreement by and between the Company and Parent dated March 2, 2010.

(e)(6)	Exclusivity Agreement by and between the Company and Parent dated April 17, 2010.

Annex A	Opinion of Lazard Middle Market LLC dated May 5, 2010.

Annex B	Information Statement of the Company dated as of May 19, 2010.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HEALTHTRONICS, INC.

By:	/S/ JAMES S.B. WHITTENBURG
Name:	James S.B. Whittenburg
Title:	President and Chief Executive Officer

Dated: May 19, 2010

S-1

Annex A

[LETTERHEAD OF LAZARD MIDDLE MARKET LLC]

May 5, 2010

The Board of Directors

HealthTronics, Inc.

9825 Spectrum Drive, Building 3

Austin, Texas 78717

Dear Members of the Board:

We understand that HealthTronics, Inc., a Georgia corporation (“HealthTronics”), Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Endo”), and HT Acquisition Corp., a Georgia corporation and wholly owned subsidiary of Endo (“Sub”), propose to enter into an Agreement and Plan of Merger, dated as of May 5, 2010 (the “Agreement”), pursuant to which Endo will acquire HealthTronics (the “Transaction”). Pursuant to the Agreement, (i) Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, without par value, of HealthTronics (“HealthTronics Common Stock”) at a purchase price of $4.85 per share in cash (the “Consideration”), and (ii) subsequent to the consummation of the Tender Offer, Sub will be merged with and into HealthTronics and each outstanding share of HealthTronics Common Stock not previously tendered, other than shares of HealthTronics Common Stock held by Endo, Sub or their respective affiliates and holders who are entitled to and properly demand an appraisal of their shares of HealthTronics Common Stock (such holders, collectively, “Excluded Holders”), will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of HealthTronics Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to HealthTronics;

(iii)	Reviewed various financial forecasts and other data provided to us by HealthTronics relating to the business of HealthTronics;

(iv)	Held discussions with members of the senior management of HealthTronics with respect to the business and prospects of HealthTronics;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of HealthTronics;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of HealthTronics;

The Board of Directors

HealthTronics, Inc.

May 5, 2010

(vii)	Reviewed historical stock prices and trading volumes of HealthTronics Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of HealthTronics or concerning the solvency or fair value of HealthTronics, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts relating to HealthTronics utilized in our analyses, we have assumed, with the consent of HealthTronics, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of HealthTronics. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of HealthTronics Common Stock may trade at any time subsequent to the announcement of the Transaction.

In rendering our opinion, we have assumed, with your consent, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with your consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on HealthTronics or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that HealthTronics obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, any tender and support or other agreements or arrangements entered into in connection with, or contemplated by, the Transaction or otherwise. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Middle Market LLC (“LMM”) is acting as financial advisor to HealthTronics in connection with the Transaction and will receive a fee for such services, a portion of which is payable in connection with the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In addition, we and certain of our affiliates in the past have provided, currently are providing, and in the future may provide, certain investment banking services to Endo and certain of its affiliates unrelated to the Transaction, for which we and/or certain of our affiliates have received and may receive compensation. In addition, Lazard Capital

The Board of Directors

HealthTronics, Inc.

May 5, 2010

Markets LLC (an entity indirectly owned in large part by managing directors of one of our affiliates) acted as co-manager for Endo’s $379.5 million convertible notes offering in 2008. In the ordinary course of their respective businesses, Lazard Capital Markets LLC and certain of its and LMM’s respective affiliates may actively trade securities of HealthTronics, Endo and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of LMM.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of HealthTronics (in its capacity as such) and our opinion is rendered to the Board of Directors of HealthTronics in connection with its evaluation of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which HealthTronics might engage or the merits of the underlying decision by HealthTronics to engage in the Transaction. Our opinion is not intended to and does not constitute a recommendation to any shareholder as to whether such shareholder should tender shares of HealthTronics Common Stock in the Tender Offer or how such shareholder should act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of HealthTronics Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD MIDDLE MARKET LLC

By	/s/ Douglas M. Brown
Douglas M. Brown Managing Director

Annex B

HEALTHTRONICS, INC.

9825 Spectrum Drive, Building 3

Austin, Texas 78717

(512) 328-2892

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about May 19, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, no par value (the “Shares”), of HealthTronics, Inc., a Georgia corporation (which will be referred to herein as the “Company”, “we” or “our”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of the Company (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of May 5, 2010 (the “Merger Agreement”), by and among the Company, Parent (as defined below) and Purchaser (as defined below).

The Schedule 14D-9 relates to the tender offer by Endo Pharmaceuticals Holdings Inc., a Delaware Corporation (“Parent”), HT Acquisition Corp., a Georgia corporation (“Purchaser”) and a direct, wholly owned subsidiary of Parent, disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2010, to purchase all of the outstanding Shares at a price per Share of $4.85 per Share, net to the seller in cash (less any required withholding taxes and without interest) (“Offer Price”).

The tender offer and related purchase are upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO filed by Parent and Purchaser with the SEC on May 19, 2010

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the shareholders of the Company. Each Share has one vote. As of May 5, 2010, 45,630,810 Shares were issued and outstanding.

BACKGROUND INFORMATION

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 5, 2010, by and among the Company, Parent and Purchaser (the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement and in accordance with the relevant provisions of the Georgia Business Corporation Code (the “GBCC”), Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or Purchaser, which will be cancelled and retired and will cease to exist and (ii) Shares owned by the Company’s shareholders who perfect their appraisal rights under the GBCC) will be converted into cash equal in amount to the Offer Price (the “Merger Consideration”), without interest. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 included herewith and is incorporated herein by reference.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that, promptly upon the Offer Closing (as defined in the Merger Agreement), Parent shall be entitled to designate such number of directors (the “Designees”), rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board, giving effect to the election of any additional directors pursuant to the Merger Agreement, and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall cause the Designees to be elected or appointed to the Board of Directors, including by increasing the number of directors and seeking and accepting resignations of incumbent directors (with such method to be by the election of Parent, including the selection of the individuals designated for resignation, provided that Parent must give good faith consideration to the recommendation of the Company with respect thereto). At such time, the Company shall also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on (A) each committee of the Company Board, (B) as requested by Parent, each board of directors (or equivalent governing body) of each Subsidiary of the Company (and each committee thereof), and (C) as requested by Parent, the board of directors (or equivalent governing body) of each entity managed by the Company (and each committee thereof), except, in the case of (B) and (C), in proportion to the number of members that may be designated by the Company to such board of directors (or equivalent governing body) and each committee thereof. The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions necessary to effect the appointment of Designees, including mailing to its shareholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require, which shall be mailed together with the Schedule 14D-9. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

Information with Respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be the Designees. However, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth the name, age, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each Potential Designee. The current business address of each person is 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317 and the telephone number at such principal executive offices is (610) 558-9800. Unless otherwise indicated, each such person is a citizen of the United States of America.

David P. Holveck, 64, was appointed President, Chief Executive Officer, and a Director of Parent in April 2008. Prior to joining Parent, Mr. Holveck was President of Johnson & Johnson Development Corporation and Vice President, Corporate Development of Johnson & Johnson since 2004. Mr. Holveck joined Johnson & Johnson as a company Group Chairman in 1999, following the acquisition of Centocor, Inc., by Johnson & Johnson. Mr. Holveck was Chief Executive Officer of Centocor, Inc., at the time of the acquisition. Mr. Holveck joined Centocor in 1983 and progressed through various executive positions. In 1992, he assumed the role of President and Chief Operating Officer and later that year was named President and Chief Executive Officer. Prior to joining Centocor, he held positions at General Electric Company, Corning Glass Works, and Abbott Laboratories. Mr. Holveck is a member of the Board of Trustees for the Fund for West Chester University and the Board of Directors of the Eastern Technology Council as well as the Board of Directors of Light Sciences Oncology, Inc.

Alan G. Levin, 47, was appointed Executive Vice President and Chief Financial Officer of Parent on May 5, 2009. Prior to joining Parent, Mr. Levin worked with Texas Pacific Group, a leading private equity firm, and one of its start-up investments in emerging markets. Before that, he was Senior Vice President & Chief Financial Officer of Pfizer, Inc. where he worked for 20 years in a variety of executive positions of increasing responsibility, including Treasurer and Senior Vice President of Finance & Strategic Management for the company’s research and development organization. He received a bachelor’s degree from Princeton University and a master’s degree from New York University’s Stern School of Business. Mr. Levin is a certified public accountant and an Editorial Advisor for the Journal of Accountancy.

Ivan Gergel, M.D., 49, was appointed Executive Vice President, Research & Development of Parent in April 2008. Prior to joining Parent, Dr. Gergel was Senior Vice President of Scientific Affairs and President of the Forest Research Institute of Forest Laboratories Inc., managing more than 900 physicians, scientists and staff at the Research Institute. Prior to that, Dr. Gergel served as Vice President and Chief Medical Officer at Forest and Executive Vice President of the Forest Research Institute. He joined Forest in 1998 as Executive Director of Clinical Research following nine years at SmithKline Beecham, and was named Vice President of Clinical Development and Clinical Affairs in 1999. Dr. Gergel received his M.D. from the Royal Free Medical School of the University of London and an MBA from the Wharton School.

Caroline B. Manogue, 41, has served as Executive Vice President, Chief Legal Officer and Secretary of Parent since 2004. Prior to joining Parent in 2000 as Parent’s Senior Vice President, General Counsel and Secretary, she practiced law in the New York office of the law firm Skadden, Arps, Slate, Meagher & Flom LLP, where she specialized in mergers & acquisitions, securities and corporate law. At Parent, she is responsible for all aspects of the company’s legal function, including securities law, litigation, government affairs, intellectual property and commercial law, as well as overseeing compliance with current laws and existing pharmaceutical company guidelines relating to, among other things, clinical, sales and marketing practices. In her capacity as Secretary, she is responsible for corporate governance matters and reports directly to the Board of Directors. She has more than 14 years’ experience. Ms. Manogue received her J.D. from Fordham Law School and her B.A. cum laude from Middlebury College. She is a member of the PhRMA Law Section Executive Committee and the Board of Trustees of the Healthcare Institute of New Jersey.

Edward J. Sweeney, 40, in his capacity as Parent’s Vice President, Controller, serves as Parent’s Principal Accounting Officer. Mr. Sweeney has been Vice President, Controller since June 2007 after having joined Parent in March 2004 as Director, Financial Reporting. Prior to joining Parent, Mr. Sweeney was a Senior Manager at Ernst & Young LLP, where he worked from September 1991 through March 2004. Mr. Sweeney is a licensed certified public accountant in the Commonwealth of Pennsylvania and holds a BS degree magna cum laude in Accounting from St. Joseph’s University.

CURRENT BOARD OF DIRECTORS OF HEALTHTRONICS, INC.

Directors are elected by the shareholders at each annual meeting or, in the case of a vacancy, are appointed by the directors then in office, to serve until the next annual meeting or until their successors are elected and qualified. The Board of Directors has six current members. Officers are appointed by and serve at the discretion of the Board. The current members of the Board and the function of each committee of the Board are described below:

Name	Age	Director Since (1)
R. Steven Hicks	60	2004
Donny R. Jackson	61	2003
Timothy J. Lindgren	63	2003
Kenneth S. Shifrin	60	2004
Argil J. Wheelock, M.D.	62	1996
James S.B. Whittenburg	38	2007

(1)	Messrs. Hicks and Shifrin became directors in November 2004 following the merger between Prime Medical Services Inc. and HealthTronics. Details regarding these directors’ service as directors of Prime is provided in the biographical information below.

Mr. Hicks became our Nonexecutive Chairman in March 2006. Mr. Hicks became a director of Prime in December 2002 and a director of ours in November 2004 upon the closing of the merger between Prime and HealthTronics. In June 2000, Mr. Hicks became Chairman of Capstar Partners, LLC, an Austin based private investment company. Previously he founded Capstar Broadcasting and served as Vice Chairman of AMFM, Inc. As a result of these and other professional experiences, Mr. Hicks possesses particular knowledge and experience in strategic planning, operational oversight and management, financial and business development matters, and healthcare matters. In addition, Mr. Hicks’ length of service on the Board has given him significant exposure to our business and the industry in which we operate.

Mr. Jackson has served as a director of ours since January 2003. Mr. Jackson is currently retired. From 2002 to November 2004, Mr. Jackson served as the Director of the Technical Services Group of InterCept, Inc., a publicly traded company that provides technology, products and services to financial institutions. Prior to this he served as: President and Chief Executive Officer of Netzee, Inc., a publicly traded company providing integrated Internet banking and e-commerce products and services to financial institutions, from 2000 to 2002; President and Chief Operating Officer of The Intercept Group, Inc., from 1996 to 2000; Chief Executive Officer of Provesa, Inc., a data processing and check imaging services company, from 1993 to 1996; Chief Executive Officer of Bank Atlanta, from 1990 to 1992 and Chief Financial Officer, from 1988 to 1990; and Audit Manager at Evans, Porter, Bryan, from 1986 to 1987; and Audit Partner at Womble, Jackson, Gunn, from 1978 to 1986. As a result of these professional experiences, Mr. Jackson possesses particular knowledge and experience in strategic planning, leadership of complex organizations, operational oversight and management, and financial matters. In addition, Mr. Jackson possesses particular expertise in accounting and finance. Also, Mr. Jackson’s length of service on the Board has given him significant exposure to our business and the industry in which we operate.

Mr. Lindgren has served as a director of ours since January 2003. In April 2008, Mr. Lindgren founded The Lindgren Group Ltd., which provides consulting services to the hospitality industry. Previously, Mr. Lindgren was a senior vice president for Hyatt Hotels & Resorts, overseeing the management and operations of 24 Hyatt hotels in 10 states, until his retirement in April 2008. Throughout his 37-year career with Hyatt, Mr. Lindgren held a variety of management positions including general manager of several Hyatt Regency hotels. From May 2008 to May 2009, Mr. Lindgren served on the board of directors of Decorator Industries, Inc., a public design and manufacturing company. As a result of these professional experiences, Mr. Lindgren possesses particular knowledge and experience in operational oversight and management and marketing and development. In addition, Mr. Lindgren’s length of service on the Board has given him significant exposure to our business and the industry in which we operate.

Mr. Shifrin became Prime’s Chairman of the Board in 1989 and served as Executive Chairman until December 30, 2001. Mr. Shifrin served as Nonexecutive Chairman of Prime from December 31, 2001 until the closing of the merger between Prime and HealthTronics in November 2004. Mr. Shifrin became our Nonexecutive Vice Chairman in November 2004 upon the closing of the merger. He resigned his position as Nonexecutive Vice Chairman in March 2006 and continues to serve as a member of our Board of Directors. Mr. Shifrin has served in various capacities with American Physicians Service Group Inc., a publicly traded financial services and insurance management company (“AMPH”), since 1985, and is currently the chairman of the board and chief executive officer of AMPH. As a result of these and other professional experiences, Mr. Shifrin possesses particular knowledge and experience in strategic planning, leadership of a complex organization, operational oversight and management, corporate governance, accounting and finance, financial and business development matters, and healthcare regulatory matters. In addition, Mr. Shifrin’s length of service on the Board has given him significant exposure to our business and the industry in which we operate.

Mr. Whittenburg was appointed as our President and Chief Executive Officer and became a director of ours in August 2007. From June 2006 until August 2007, Mr. Whittenburg served as President of our Urology Division, and he was our acting President and Chief Executive Officer from May 2007 until August 2007. He served as President of our Specialty Vehicle Manufacturing Division from December 2005 until its sale in July 2006 and was our General Counsel and Senior Vice President—Development from March 2004 until June 2006. Previously Mr. Whittenburg practiced law at Akin Gump Strauss Hauer & Feld LLP, where he specialized in corporate and securities law. Mr. Whittenburg, a CPA, is licensed to practice law in Texas. Mr. Whittenburg is the only management representative on the Board, and he provides an inside perspective in Board discussions about our business, all aspects of our operations, and our strategic direction.

Dr. Wheelock served as our Chairman and Chief Executive Officer from July 1996 until the closing of the Prime-HealthTronics merger in November 2004 when he became our Nonexecutive Chairman. In October 2005, Dr. Wheelock was appointed as Executive Chairman. He resigned this position as Executive Chairman in March 2006 and continues to serve as a member of our Board of Directors. Dr. Wheelock also serves as our Chief Medical Advisor. Dr. Wheelock is a practicing, board-certified urologist in Chattanooga, Tennessee. While Dr. Wheelock was in practice between 1979 and 1996, he was also engaged as a consultant by various public companies. Since June 2009, Dr. Wheelock has served on the board of directors of EDAP TMS S.A., a public medical device manufacturing company. As a result of these and other professional experiences, Dr. Wheelock possesses particular knowledge and experience in strategic planning, leadership of a complex organization, operational oversight and management, corporate governance, and financial and business development matters. In addition, by virtue of his being a practicing urologist, Dr. Wheelock possesses particular expertise and insight into the healthcare industry (and in particular the urology segment) and the healthcare regulatory environment. Also, Dr. Wheelock’s length of service on the Board has given him significant exposure to our business and the industry in which we operate.

No family relationships exist among our executive officers or directors. Except as indicated above, no director of ours is a director of, or has served as a director of during the past five years, any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

CORPORATE GOVERNANCE

There are presently six members of our Board of Directors, including four directors who the Board has determined to be independent under Rule 5605(a)(2) of the Nasdaq listing rules. See “–Director Independence” below.

Our Board of Directors held eight meetings during 2009, and during that year each incumbent director attended at least 75% of (a) the total number of our Board meetings (held during the period for which he has been a director) and (b) the total number of meetings held by all committees of the Board on which he served (during the periods that he served).

In regard to directors’ attendance at annual shareholders meetings, although we do not have a formal policy regarding such attendance, our Board of Directors encourages all Board members to attend such meetings, but such attendance is not mandatory. All of our Board members serving as directors at the time attended the 2009 annual shareholders meeting. In addition, our Board of Directors holds its regular annual meeting immediately following the annual shareholders meeting.

Our Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and an Executive Committee. Our Board of Directors has adopted a written charter for the Audit, Compensation, Nominating and Corporate Governance, and Executive Committees. These charters are available on our website at http://www.healthtronics.com under the “Investors – Corporate Governance” section of our website.

Board Leadership Structure

Our Corporate Governance Guidelines do not specify a Board leadership structure. Thus, at the discretion of our Board, our Board may appoint a Chairman who does not serve as Chief Executive Officer or a Chairman who also serves as Chief Executive Officer. Since November 2004, our Board has selected a separate Chairman and Chief Executive Officer.

Our Board is currently led by an independent Nonexecutive Chairman. We believe that this Board leadership structure strengthens the Board’s independence from management and enhances the accountability of the Chief Executive Officer to the Board. In addition, by separating the roles of Nonexecutive Chairman and Chief Executive Officer, we believe the Chief Executive Officer can better focus his efforts on running our business and managing the company. The primary responsibilities of our Nonexecutive Chairman are:

•	preside at all Board meetings, Board executive sessions, and shareholder meetings;

•	establish Board meeting agendas in consultation with executive management;

•	lead the Chief Executive Officer evaluation process; and

•	respond directly to shareholder questions and comments directed to the Nonexecutive Chairman or the independent directors as a group.

Director Independence

Our Board of Directors affirmatively determines the independence of each director in accordance with the Nasdaq listing rules. Based on those rules, our Board of Directors determined that each of the following directors is independent:

R. Steven Hicks

Donny R. Jackson

Timothy J. Lindgren

Kenneth S. Shifrin

In determining the independence of Mr. Lindgren, our Board of Directors considered that our Board of Directors, our Board committees, and our management occasionally held meetings at various Hyatt hotels at a preferred business rate (rather than a standard business rate). Mr. Lindgren was a Senior Vice President for Hyatt Hotels & Resorts until his retirement in April 2008. We paid Hyatt approximately $5,517 in 2009 for meeting space and related fees and expenses. Such amount does not include any amounts paid to Hyatt for overnight business travel expenses incurred by our employees in the ordinary course of business. We have no policies encouraging or requiring any of our employees to stay at Hyatt hotels or resorts on business travel.

In determining the independence of Mr. Shifrin, our Board of Directors considered the payment of (1) fees to AMPH by certain partnerships controlled by us for services provided by AMPH to such partnerships, which services were not accounting, consulting, legal, investment banking or financial advisory services, the aggregate amount of which fees in 2009 was $10,000, and (2) brokerage commissions to AMPH by us for execution of certain trades in public securities by us, which services by AMPH were brokerage services only and were not accounting, consulting, legal, investment banking or financial advisory services.

In determining the independence of Mr. Hicks, our Board of Directors considered that Mr. Whittenburg is a member of the board of directors of Harden Healthcare, Inc., a company of which Mr. Hicks owns all or substantially all the equity interests and which Mr. Hicks controls. Mr. Hicks is chairman of the board of Harden, although not an executive officer of Harden, and his son-in-law is an executive officer of Harden. Mr. Whittenburg does not serve on the compensation committee of Harden and recuses himself from all decisions made by the Harden board regarding Harden board and officer compensation.

Audit Committee

The Audit Committee’s functions include:

•	reviewing with the independent auditors and management the adequacy of our accounting and financial reporting controls;

•	reviewing with management and the independent auditors significant accounting and reporting principles, practices and procedures applied in preparing our financial statements;

•	discussing with the independent auditors their judgment about the quality, not just the acceptability, of the accounting principles used in our financial reporting;

•	reviewing the activities and independence of the independent auditors;

•	reviewing and discussing our audited financial statements with management and the independent auditors and the results of the audit; and

•	appointing the independent auditors.

Mr. Jackson, Mr. Lindgren and Mr. Shifrin are the members of the Audit Committee and Mr. Jackson is the chairman. Our Board has determined that the committee members are “independent” as defined in Rule 5605(a)(2) of the Nasdaq listing rules. In addition, our Board has determined that the committee members meet the independence standards set forth in Rule 10A-3(b)(1) of the Exchange Act. Our Board has further determined that Mr. Jackson is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated by the SEC. The Audit Committee held five meetings during 2009.

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget.

Compensation Committee

The Compensation Committee reviews and makes recommendations to our Board of Directors regarding compensation of our chief executive officer and approves compensation of executive officers who report to our chief executive officer, including the chief financial officer and the other executive officers named in the summary compensation table. The Compensation Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist it.

In performing its duties, the Compensation Committee:

•

reviews all areas of executive compensation and recommends compensation for the chief executive officer to the Board of Directors and approves compensation for all executives but the chief executive officer;

•	administers our equity incentive plan;

•

reviews new employment agreements and amendments of existing employment agreements and recommends to the Board, with respect to the chief executive officer, and approves, with respect to all other executive officers, employment agreements and amendments thereto; and

•	provides information and advice to our Board regarding Board compensation.

Mr. Jackson, Mr. Hicks and Mr. Lindgren are the current members of the Compensation Committee. Our Board has determined that the committee members are “independent” as defined in Rule 5605(a)(2) of the Nasdaq listing rules. The chairman of the Committee is Mr. Lindgren.

The Committee meets at least quarterly in person to perform its duties and periodically approves and adopts, or makes recommendations to our Board for, executive compensation matters. During 2009, the Committee held nine meetings.

Our chief executive officer, other members of our management and outside advisors may be invited to attend all or a portion of a Compensation Committee meeting depending on the nature of the agenda items. Neither our chief executive officer nor any other member of management votes on items before the Compensation Committee; however, the chief executive officer makes recommendations to the Compensation Committee regarding executive compensation programs and amounts. The Compensation Committee also works with our senior management to determine the agenda for each meeting.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of independent directors. There are no compensation committee interlocks among the members of our Board of Directors and no member of the Compensation Committee has a transaction reported under “Certain Relationships and Related Transactions.”

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee has primary responsibility for making recommendations to our Board of Directors for nominees for election to our Board of Directors and developing and reviewing our corporate governance guidelines. The Nominating and Corporate Governance Committee held one meeting during 2009. Mr. Hicks, Mr. Lindgren and Mr. Shifrin are the members of the Committee and Mr. Lindgren is the chairman. Our Board has determined that the committee members are “independent” as defined in Rule 5605(a)(2) of the Nasdaq listing rules.

The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board who are willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service or if the

Nominating and Corporate Governance Committee decides not to recommend a member for re-election, the Nominating and Corporate Governance Committee may identify the desired skills and experience of a new nominee in light of the criteria below. Research may be performed to identify qualified individuals. The Nominating and Corporate Governance Committee has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although it may do so in the future if it considers doing so necessary or desirable.

The consideration of any candidate for service on our Board is based on the Committee’s assessment of the candidate’s professional and personal experiences and expertise relevant to our operations and goals. The Committee will consider, and candidates should possess, the following qualifications:

•	personal qualities and characteristics, accomplishments and reputation in the business community, professional integrity, and solid educational background;

•	sound judgment based on broad training and experience at the policy-making level in business, finance and accounting, government, education or technology;

•	expertise that is useful to the company and complementary to the background and experience of other Board members, so that an optimal balance of Board members can be achieved and maintained;

•	willingness and ability to devote the required time to carrying out the duties and responsibilities of Board membership;

•	willingness to commit to serve on the Board for several years to develop knowledge about our business;

•	willingness to represent the best interests of all shareholders and objectively appraise management performance; and

•	involvement only in activities or interests that do not conflict with the director’s responsibilities to us and our shareholders.

In addition, the Committee considers the candidate’s ability to contribute positively to the existing collaborative culture among Board members, the composition of the Board as a whole, the status of the nominee as “independent” under the Nasdaq’s listing rules and the rules and regulations of the SEC, and the nominee’s experience with accounting rules and practices. Other than the foregoing, there are no stated minimum criteria for director nominees, although the Nominating and Corporate Governance Committee may also consider such other factors as it may deem are in our and our shareholders’ best interests. There is no formal policy on diversity for Board members. In selecting director nominees, the Committee considers the skills, expertise and background, as well as the other factors described above, of the nominees.

After completing its evaluation, the Nominating and Corporate Governance Committee makes a recommendation to the full Board of Directors as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee will consider director candidates recommended by our shareholders. The Nominating and Corporate Governance Committee does not have a formal policy on shareholder nominees, but intends to assess them in the same manner as other nominees, as described above. To recommend a prospective nominee for the Nominating and Corporate Governance Committee’s consideration, shareholders should submit in writing the candidate’s name and qualifications, and otherwise comply with our bylaws’ requirements for shareholder nominations, which are described below, to:

HealthTronics, Inc.

9825 Spectrum Drive, Building 3

Austin, TX 78717

Attention: Corporate Secretary

Our bylaws provide that any shareholder wishing to recommend a nominee should submit a recommendation in writing, indicating the nominee’s qualifications and other relevant biographical information and provide confirmation of the nominee’s consent to serve as a director if elected and to being named in the proxy statement and certain information regarding the status of the shareholder submitting the recommendation, to our Corporate Secretary at the address provided above. Such nomination recommendation must be received by us at the address provided above not later than 90 days nor earlier than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders (provided, that, if the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the shareholder to be timely must be so received by us not earlier than 120 days before the annual meeting and not later than the later of (1) 90 days before the annual meeting and (2) the 10th day following the day on which we first make a public announcement of the date of the annual meeting).

Executive Committee

The Executive Committee’s primary functions are to serve as a communications liaison between our management and our Board of Directors and to approve routine, non-material matters that would otherwise require approval of our Board of Directors. The members of the Committee are Mr. Hicks, Mr. Jackson and Mr. Shifrin and Mr. Shifrin is the chairman.

Board Oversight of Risk

Our Board is responsible for oversight of HealthTronics’ risk assessment and risk management process. The Audit Committee is responsible for financial and accounting risk oversight, including risk associated with financial statements and internal controls. The Compensation Committee is responsible for compensation risk oversight, including the design of compensation programs. Our Board is responsible for enterprise-wide risk management oversight, including risks associated with our operations and strategic direction. Our Board performs this function in a number of ways, including:

•	at its regularly scheduled meetings, the Board receives management updates on our business operations, financial results, and strategy, and discusses risks related to the business; and

•	at its regularly scheduled meetings, the Board receives committee reports and management updates on risks overseen by the Board committees, and discusses such risks.

Management is responsible for day-to-day risk management. This risk management responsibility includes identifying, evaluating and addressing potential risks that may exist at the enterprise, operational, strategic, financial, regulatory and/or reporting levels and reporting material and significant risks to the Board. In addition, our Chief Financial Officer and director of internal audit report to our Audit Committee on financial statement and internal controls risk.

Shareholder Communications with the Board of Directors

If a shareholder desires to send a communication to our Board of Directors, such shareholder should send the communication to:

HealthTronics, Inc.

9825 Spectrum Drive, Building 3

Austin, TX 78717

Attention: Nonexecutive Chairman of the Board

The nonexecutive chairman of the board will forward the communication to the other Board members.

If a shareholder desires to send a communication to a specific Board member, such shareholder should send the communication to the above address with attention to the specific Board member.

Code of Ethics

We have established a Code of Ethics for our chief executive officer, senior finance officers and all other employees. A current copy of this code is available on our web site at http://www.healthtronics.com under the “Code of Conduct” link at the bottom of the homepage of our website. If we amend the Code of Ethics or grant a waiver of a provision of the Code of Ethics, we will disclose such amendment or waiver on our website within four business days following such amendment or waiver. Such information will remain available on our website for at least twelve months following the date of such disclosure.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines, a current copy of which is available on our website at http://www.healthtronics.com under the “Investors – Corporate Governance” section of our website.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Set forth below is certain information concerning non-director employees who currently serve as executive officers.

Richard A. Rusk was appointed Chief Financial Officer in November 2009. Mr. Rusk joined us in August 2000 as our Corporate Controller and was named Vice President in June 2002. In June 2006, Mr. Rusk was named our Treasurer and in September 2006, Mr. Rusk was named our Secretary. In September of 2008, Mr. Rusk was named Interim Chief Financial Officer. Before joining us, Mr. Rusk, a CPA, was with KPMG LLP for approximately seventeen years, the last ten years as a senior audit manager.

Clint B. Davis joined us in July 2009 as Senior Vice President and General Counsel. From January 2006 to July 2009, Mr. Davis was employed by Endocare, Inc. where he served as Senior Vice President, Legal Affairs, General Counsel and Secretary. From August 2000 to January 2006, Mr. Davis was a corporate attorney with the San Diego office of Morrison & Foerster LLP. While at Morrison & Foerster, Mr. Davis represented a number of life sciences and technology companies in a wide variety of business transactions, contractual arrangements and corporate governance matters. Prior to his employment with Morrison & Foerster, Mr. Davis was a corporate attorney with law firms in Boston and Los Angeles. Mr. Davis holds a B.A. from Rice University and a J.D. from Harvard Law School.

Clayton H. Duncan joined us in August 2007 as Vice President – Radiation Therapy. From August 2002 to August 2007, Mr. Duncan was employed by McKesson Provider Technologies, where he most recently held the position of Vice President of Corporate Accounts for the Automation Solutions division. Prior to that time, Mr. Duncan served in numerous development and sales leadership positions in the healthcare and technology industries. Mr. Duncan began his professional career by practicing law at Strasburger & Price LLP in the International Franchise and Distribution section. Mr. Duncan obtained his J.D. from Southern Methodist University, holds a Master of International Management from Thunderbird, The American Graduate School of International Management, and also holds a B.B.A. in Finance from Texas Tech University. Mr. Duncan is licensed to practice law in Texas.

Scott A. Herz joined us in February 2005 in our Specialty Vehicles division as Associate Vice President-Finance. In June 2006, Mr. Herz was appointed Associate Vice President – Corporate Development and in December 2007 he was appointed Vice President – Corporate Development. Prior to joining us, Mr. Herz served as an associate investment banker at RSM Equico from 2004 to 2005. Prior to that time, Mr. Herz worked as a mechanical engineer at Colorado MEDtech, Inc. from 1999 to 2002. From 2002 to 2004, Mr. Herz obtained his MBA from Pepperdine University and also holds a BS in Mechanical Engineering from Michigan State University.

Laura A. Miller joined us in December 2009 as President of Pathology Services. From November 2008 to December 2009, Ms. Miller served as an independent consultant to HealthTronics. From May 2007 to November 2008, Ms. Miller was employed by Lakewood Pathology Associates where she most recently held the position of Senior Vice President of Pathology Solutions. From January 2006 to May 2007, Ms. Miller served as General Manager for Strategic Development for Dianon Systems, Inc. From July 2003 to December 2005, Ms. Miller was employed by LabCorp as National Sales Manager. Ms. Miller has spent twelve years in the anatomical pathology and diagnostics industries, serving in numerous development and sales leadership positions. Prior to entering the business world, Ms. Miller served in the U.S. Army, where she achieved the rank of Captain – Military Intelligence.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Philosophy and Objectives

We compensate our executive officers primarily through a combination of base salary, annual cash incentive compensation and long-term equity based awards. The executive compensation is designed to align executive performance with the long-term interests of our shareholders and to be competitive with that of comparable companies.

Our compensation philosophy is that a significant part of our executives’ compensation should relate to our performance and the creation of shareholder value. Our compensation philosophy is designed to provide the appropriate mix of cash and equity awards, fixed versus incentive compensation, and employee benefits to:

•	Enable us to attract highly talented and dedicated executives with the skills necessary for us to achieve our business plan;

•	Retain those executives who continue to perform at or above the levels we expect;

•	Motivate high-quality performance;

•	Compensate competitively and equitably;

•	Align incentives with shareholder value creation; and

•	Not encourage unnecessary and excessive risk-taking.

We are guided by the following principles in determining the form and amount of executive compensation:

•

Compensation should relate to our performance. A meaningful portion of total compensation is tied to and varies with our financial and operating performance, as well as individual performance. Annual cash incentive compensation is determined based on our performance as measured by selected performance measures, which for 2009 were adjusted EBITDA and consolidated revenues, along with a subjective element that enables our Compensation Committee to take into account individual performance.

•

Compensation should align executives’ and shareholders’ interests. Our annual cash incentive compensation is in part tied to and varies with performance measures that we believe strongly correlate with shareholder value creation. For 2009, we selected adjusted EBITDA and revenues as the performance measures. In addition, our equity-based compensation aligns our executives’ interests with our shareholders’ interests by vesting equity awards based on increasing share value.

•

Compensation should attract and retain executives. Cash base salaries, 401(k) plan match, and health and welfare benefits help retain executives. In addition, our performance-based restricted stock awards have been structured to encourage retention by adding a two-year cliff vesting requirement in addition to the performance-vesting requirement.

•

Compensation should not encourage unnecessary and excessive risk-taking. In 2008, we added an additional vesting requirement to our performance-based restricted stock awards that the executive not have voluntarily terminated his or her employment with us for two years after the grant date. This additional vesting requirement was added in order to help ensure the executive focuses on long-term shareholder value creation. In addition, we grant time-vesting equity-based awards that vest over a four-year period to help ensure the executive focuses on long-term shareholder value creation. Also, beginning with the 2010 annual incentive compensation, if there is a restatement of our financial statements, there would be a “clawback” of the executives’ annual incentive compensation to the amount that should have been paid as calculated under the restated financial statements. Lastly, a meaningful portion of total compensation is base salary. By fixing a meaningful portion of total compensation, we believe executives are less likely to take unnecessary and excessive risks as compared to those who have a greater portion of their total compensation vary based on performance measures or other factors.

Compensation Methodology

Our executive compensation program is designed to reflect the philosophy and objectives we have described above. Our Compensation Committee evaluates individual executive performance with a goal of setting compensation at levels the Committee believes are comparable with executives in other companies of similar size operating in the healthcare industry while taking into account our performance, our own strategic goals, and the individuals’ performance. We also consider the pay of each executive officer relative to each other executive officer and relative to other members of the management team. We have designed the executive compensation program to vary based on whether the executive is in a position of value creation or value preservation. For executives in a position of value creation, their annual cash incentive compensation and long-term incentive compensation relate more closely to our performance and therefore shareholder value creation. For executives in a position of value preservation, their annual cash incentive compensation and long-term incentive compensation are more balanced between value-preservation goals and value creation.

Peer Group. In 2007, with the assistance of Longnecker & Associates, a compensation consultant engaged by our Compensation Committee in 2007, we established a peer group including healthcare services and manufacturing companies. In determining our peer group, we considered various metrics including revenues, total assets, net income and market capitalization. This peer group was not modified in 2009. The following companies comprise our peer group for purposes of evaluating executive compensation:

Amsurg Corporation	Candela Corporation
Alliance Imaging, Inc.	IntegraMed America, Inc.
Radiation Therapy Services Inc.	Volcano Corporation
ZOLL Medical Corporation	Cutera, Inc.
American Dental Partners, Inc.	Aspect Medical Systems, Inc.
Vital Signs, Inc.	Natus Medical, Inc.
Bio-Reference Laboratories, Inc.	Cynosure, Inc.
Cantel Medical Corp.

Our management team and Compensation Committee may continue to refine this peer group.

Compensation Consultant. In August 2007, our Compensation Committee engaged Longnecker to provide advice regarding executive compensation programs and amounts. As part of this engagement, Longnecker provided market and other specific information on executive pay. In 2009, Longnecker performed a limited review of the proposed annual salary adjustments, annual cash incentive amounts and long-term incentive awards for executives and advised our Compensation Committee that the compensation is market competitive. Also in 2009, Longnecker was engaged to provide compensation benchmarking and analysis for certain mid-level executives. Longnecker has also been engaged to review the Compensation Discussion and Analysis disclosure in this proxy statement. We did not engage Longnecker to provide any other services in 2009.

Benchmarking. With Longnecker’s assistance, our Compensation Committee benchmarked the various elements of our executive compensation program in order to compare our compensation levels relative to the 50th percentile of the market and our competitors. In benchmarking compensation, with Longnecker’s assistance, our Compensation Committee used publicly available market surveys to match the roles of our executives with roles in the surveys and conducted an analysis of the compensation of our executives in comparison to the compensation of comparable executives in our peer group. The comparative compensation information and related benchmarking is an analytic tool used by the Compensation Committee as a point of market reference for measuring executive compensation. However, it is not the determinative factor for our executive compensation. The Compensation Committee has discretion in determining the nature and extent of using the comparative compensation information.

Compensation Oversight

Our Compensation Committee performs at least annually a review of our executive officers’ compensation to determine whether the compensation is adequately tied to performance, whether the compensation provides adequate incentives and motivation to our executive officers, and whether the compensation adequately compensates our executive officers relative to comparable officers in other companies with which we compete for executives. In addition, on an annual basis, our Compensation Committee reviews and considers the individual performance of executives, the financial and operating performance of the divisions or departments managed by the executives, and our overall performance. Our Compensation Committee also considers whether compensation encourages excessive or unnecessary risk-taking by executives that could reasonably be expected to have a material adverse effect on us. Our Compensation Committee performs this annual review in either the fourth quarter of the year reviewed or in February of the year following the year reviewed. During the year, our Compensation Committee may consider compensation awards to executives for extraordinary performance or changes in responsibilities. For further discussion regarding the responsibilities and oversight of our Compensation Committee, see “Corporate Governance – Compensation Committee” below.

Our chief executive officer, other members of our management and outside advisors may be invited to attend all or a portion of a Compensation Committee meeting depending on the nature of the agenda items. Neither our chief executive officer nor any other member of management votes on items before the Compensation Committee; however, the chief executive officer makes recommendations to the Compensation Committee regarding executive compensation programs and amounts. In addition, our chief executive officer establishes annual cash incentive compensation for executives in a position of value preservation. Our Compensation Committee reviews this compensation program and the amounts paid thereunder. The Compensation Committee also works with our senior management to determine the agenda for each meeting.

Elements of Executive Compensation

Overview. We provide our named executive officers with a competitive compensation package that includes the following elements:

•	Annual base salaries;

•	Annual cash incentive compensation based on achievement of performance thresholds and discretionary cash bonuses;

•	Stock awards including stock options, time-vesting restricted stock awards, and performance-vesting restricted stock awards; and

•	Health and welfare benefits and a 401(k) plan.

We view these components of compensation as related but distinct. Although our Compensation Committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on closely relating compensation to our performance, the Compensation Committee’s judgment on maintaining compensation that is competitive in our industry, our view of internal equity and consistency, and other considerations we deem relevant, such as the achievement of individual and company performance objectives and rewarding extraordinary performance. Except as described below, our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. However, our Compensation Committee maintains a balance among elements of compensation that ties a significant portion of compensation to our performance, that attracts and retains executives, that remains competitive within the market, and that does not encourage unnecessary or excessive risk-taking by executives that could reasonably be expected to have a material adverse affect on us.

The below table shows the mix of compensation elements to the total compensation for the named executive officers:

Element	2008	2009
Base salary	21%	29%
Annual cash incentive	11%	14%
Long-term incentive	67%	46%
Other	1%	11%

Base Salaries. Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. For each individual executive, our Compensation Committee also considers our needs for that executive’s skill set, the contribution that the executive has made or we believe will make, whether the executive officer’s skill set is easily transferable to other potential employers, the number of years of experience of the executive in serving in his or her office (whether with our company or another comparable-size company), internal pay equity and other factors. No specific formula is applied to determine the weight of each factor. Our Compensation Committee fixes executive base salaries at a level we believe enables us to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business goals. Our Compensation Committee also takes into account the base compensation that is payable by companies that we believe to be our competitors and by other private and public companies with which we believe we generally compete for executives. To this end, we access a number of executive compensation surveys and other databases and review them when making crucial executive officer hiring decisions and annually when we review executive compensation. And, as discussed above, in 2007 our Compensation Committee engaged Longnecker to assist in benchmarking the various elements of our executive compensation program.

Clint B. Davis joined us in August 2009 as our General Counsel and Senior Vice President in connection with our acquisition of Endocare, Inc. (“Endocare”). His annual base salary of $245,000 is the same annual base salary he was being paid at Endocare prior to our acquisition of Endocare. Laura A. Miller joined us in December 2009 as our President – Pathology Services Division. Her annual base salary was set at $240,000 for the remainder of 2009, with an increase to $270,000 starting on January 1, 2010.

Base salaries are reviewed annually, and adjusted from time to time based on increased responsibilities, realignment with market levels, cost-of-living adjustments, and other factors in addition to the factors described above. Except for Scott Herz, the base salaries of the named executive officers were not increased as part of this annual review because our Compensation Committee believes the base salaries are competitive with market levels. Mr. Herz’s base salary was increased from $195,000 to $215,000 effective on January 1, 2010 in order to make his base salary more market competitive and to maintain internal pay equity among executives.

The base salaries earned by our named executive officers in 2009 are set forth below in the Summary Compensation Table.

Annual Cash Incentive Compensation and Discretionary Cash Bonuses. We established an annual cash incentive compensation program in order to emphasize pay for performance. We believe this program helps focus our executive officers’ efforts in driving operating results that create shareholder value. Annual cash incentive compensation awards are based on the actual achievement of certain company and business division performance goals, including the achievement of certain thresholds of financial performance and certain business initiatives aimed at improving future earnings, which are determined prior to or shortly after the beginning of each year. The goals are communicated to our executive officers and are set so that the attainment of the targets is not assured and requires significant effort by our executives.

Our Compensation Committee selects specific performance measures such as earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA (adjusted for non-controlling interest), earnings per share, cash flow, stock price, revenues, pre-tax income, return on capital, and division performance to establish targeted levels of performance for purposes of assessing the amount of annual cash incentive compensation to be paid. When establishing our threshold performance incentive targets, the Compensation Committee reviews and discusses with both senior management and the full Board of Directors our business plan and its key underlying assumptions, expectations under then-existing and anticipated market conditions and the opportunity to generate shareholder value, and then establishes the performance thresholds and targets for the year.

For 2009, our Compensation Committee decided that annual cash incentive compensation for participating executives would be determined based on the following three factors – adjusted EBITDA (weighted 55%), consolidated revenues (excluding revenues from companies acquired during 2009) (weighted 15%), and a discretionary component (weighted 30%). Our Compensation Committee selected adjusted EBITDA and consolidated revenues as the sole performance measures and established a specific series of targets for purposes of determining the amount of annual cash incentive compensation attributable to such measures, thereby aligning the annual cash incentive compensation of executives to the creation of shareholder value. For 2009, our executives were entitled to receive annual cash incentive compensation equal to anywhere from zero to 120% of annual base salary in the case of the chief executive officer and zero to 80% in the case of other executives, based on the achievement of certain performance levels (representing 70% of the potential bonus) and our Compensation Committee’s discretionary assessment of individual performance (representing 30% of the potential bonus). The 2009 annual cash incentive compensation attributable to adjusted EBITDA would be equal to an executive’s current annual salary multiplied by a percentage determined based on our achievement of certain levels of adjusted EBITDA (as compared to an internal adjusted EBITDA baseline performance level), multiplied by 55%. If a minimum threshold level of adjusted EBITDA is not achieved (which such minimum is 90% of the adjusted EBITDA baseline performance level), no annual cash incentive compensation attributable to the 55% adjusted EBITDA component would be paid to the executive. The 2009 annual cash incentive compensation attributable to consolidated revenues would be equal to an executive’s current annual salary multiplied by a percentage determined based on our achievement of certain levels of consolidated revenues (as compared to an internal consolidated revenues baseline performance level), multiplied by 15%. If a minimum threshold level of consolidated revenues is not achieved (which such minimum is 90% of the consolidated revenues baseline performance level), no annual cash incentive compensation attributable to the 15% consolidated revenues component would be paid to the executive. If the target performance levels are achieved for the adjusted EBITDA and consolidated revenues performance measures (which such targets are 115% of the baseline performance levels for adjusted EBITDA and consolidated revenues), the executive would be entitled to receive 60% of his current base salary in the case of the chief executive officer and 40% in the case of other executives, multiplied by the respective component percentages. If the maximum performance levels are achieved for the adjusted EBITDA and consolidated revenues performance measures, (which such maximums are 140% of the baseline performance levels for adjusted EBITDA and consolidated revenues), the executive would be entitled to receive 120% of his current base salary in the case of the chief executive officer and 80% in the case of other executives, multiplied by the respective component percentages. Our Compensation Committee decided to add a discretionary component to the annual cash incentive compensation, weighted 30% of the total annual cash incentive compensation, to provide some added flexibility for our Compensation Committee to address performance circumstances not otherwise contemplated by the 2009 annual cash incentive program. Any executive may earn 2009 incentive compensation under one, two or all of the components, or may not earn any

2009 incentive compensation under the three components. In no event will (1) an executive’s total 2009 annual cash incentive compensation exceed 120% of the executive’s current base salary in the case of the CEO and 80% in the case of other executives and (2) the 2009 annual cash incentive compensation attributable to a particular component exceed 120% of the executive’s base salary multiplied by the percentage attributable to such component in the case of the CEO and 80% in the case of other executives. The following chart summarizes the 2009 annual incentive compensation program:

	Performance Metric	Minimum Threshold Achievement	% of Base Salary to be paid		Target Threshold Achievement	% of Base Salary to be paid (1)	Maximum Threshold Achievement	% of Base Salary to be paid (2)
CEO:	Adjusted EBITDA (55%)	90%	—	(3)	115%	33%	140%	66%
	Revenues (15%)	90%	—	(3)	115%	9%	140%	18%
	Discretionary (30%)	—	—	(4)	—	— (4)	—	— (4)
Other executives:	Adjusted EBITDA (55%)	90%	—	(3)	115%	22%	140%	44%
	Revenues (15%)	90%	—	(3)	115%	6%	140%	12%
	Discretionary (30%)	—	—	(4)	—	— (4)	—	— (4)

(1)	Percentage equals the percentage of current base salary for achieving the target performance level (60% for the CEO and 40% for other executives) multiplied by the performance metric percentage.
(2)	Percentage equals the percentage of current base salary for achieving the maximum performance level (120% for the CEO and 80% for other executives) multiplied by the performance metric percentage.
(3)	The percentage of base salary to be paid will be pro rated based on an executive’s achievement of a performance measure that falls somewhere between the minimum and maximum thresholds.
(4)	The 30% discretionary component percentage applies to the full bonus range. Thus, the discretionary award can range from zero to 36% of base salary for the CEO (30% multiplied by 120% of base salary) and zero to 24% of base salary for the other executives (30% multiplied by 80% of base salary).

Our Compensation Committee may exercise its discretion in revising the target levels of the performance measures during the year. In 2009, the target levels were not changed.

Messrs. Whittenburg and Herz received almost the entire discretionary bonus component for 2009 in light of, among other things, the successful completion of the Endocare acquisition, the near completion of the integration of Endocare’s operations by the end of 2009, the successful amendment, restatement and extension of our senior credit facility in late 2009 in a difficult credit market, the reduction of operating costs as a result of the elimination of certain mid-level executive positions and certain physician advisor roles, and the restructuring of prostate partnerships as a result of new Stark law regulatory requirements that went into effect on October 1, 2009.

Mr. Rusk did not participate in the above-described annual cash incentive program in 2009 because, at the time the Compensation Committee established the 2009 performance measures, Mr. Rusk still served as the Chief Financial Officer in an interim capacity and his responsibilities related more to value preservation rather than value creation. For 2009, Mr. Rusk’s annual incentive compensation was determined by our chief executive officer and reviewed by our Compensation Committee. For 2009, Mr. Rusk was entitled to receive annual cash incentive compensation equal to anywhere from zero to 45% of his annual base salary, based on the achievement of certain performance levels (representing 67% of the bonus potential), achievement of certain operational goals (representing 20% of the bonus potential), and our chief executive officer’s discretionary assessment of his performance (representing 13% of the bonus potential). The performance measures selected were adjusted EBITDA and consolidated revenues and the method of calculating the annual incentive compensation is similar to the above-described compensation program. The operational component was established to compensate Mr. Rusk for the achievement of specific pre-set goals designed to increase financial operating efficiencies. The achievement of some of these goals must be assessed based on the discretion of our chief executive officer, while the achievement of other goals may be objectively assessed. The discretionary component provides flexibility in assessing Mr. Rusk’s performance not otherwise addressed by his 2009 annual incentive program. In no event will Mr. Rusk’s total 2009 annual cash incentive compensation exceed 45% of his current base salary. The following chart summarizes Mr. Rusk’s 2009 annual incentive compensation program:

Performance Metric	Minimum Threshold Achievement	% of Base Salary to be paid		Target Threshold Achievement	% of Base Salary to be paid		Maximum Threshold Achievement	% of Base Salary to be paid
Adjusted EBITDA	90%	—	(1)	105%	9%		120%	18%
Revenues	90%	—	(1)	105%	6%		120%	12%
Operational	—	—	(2)	—	—	(2)	—	—	(2)
Discretionary	—	—	(3)	—	—	(3)	—	—	(3)

(1)	The percentage of base salary to be paid will be pro rated based on Mr. Rusk’s achievement of a performance measure that falls somewhere between the minimum and maximum thresholds.
(2)	The operational incentive compensation can range from zero to 9% of base salary.
(3)	The discretionary incentive compensation can range from zero to 6% of base salary.

Mr. Rusk received the entire discretionary bonus component plus an additional discretionary bonus for 2009 in light of, among other things, the successful completion of the Endocare acquisition, the near completion of the integration of Endocare’s operations by the end of 2009, the successful amendment, restatement and extension of our senior credit facility in late 2009 in a difficult credit market, the reduction of operating costs as a result of the elimination of certain mid-level executive positions and certain physician advisor roles, the restructuring of prostate partnerships as a result of new Stark law regulatory requirements that went into effect on October 1, 2009 and his appointment as CFO in 2009 (i.e., no longer serving in an “interim” capacity) and his individual performance in a role with greater value creation responsibilities.

Mr. Davis was appointed as Senior Vice President and General Counsel in August 2009. As a result, Mr. Davis did not participate in the 2009 cash incentive program. Instead, our Compensation Committee determined Mr. Davis’ 2009 bonus in its discretion based on Mr. Davis’ individual performance.

Ms. Miller was appointed as our President – Pathology Services Division in December 2009. Our Compensation Committee determined Ms. Miller’s 2009 bonus in its discretion based on Ms. Miller’s performance in 2009, both as an executive and as a consultant to our lab operations in 2009 prior to her joining us as an executive.

The 2009 annual cash incentive compensation earned by our named executive officers in 2009 is set forth below in our Summary Compensation Table.

For 2010, our Compensation Committee decided that annual cash incentive compensation for participating executives would be determined based on the following three factors – earnings per share growth (weighted 70% of non-discretionary incentive compensation, or 49% of total incentive compensation), cash flow growth (weighted 30% of non-discretionary incentive compensation, or 21% of total incentive compensation) and a discretionary component (weighted 30%). In calculating earnings per share, non-recurring merger and acquisition transaction costs (such as banking, legal and related fees) will be deducted ratably over a five-year period beginning in the year the transaction closes and non-cash, non-recurring charges (such as asset impairments, asset write-ups, etc.) will be excluded. For purposes of determining 2010 annual incentive compensation, cash flow is calculated as our cash flow from operations less distributions paid to non-controlling interests in our partnerships, less capital expenditures made at the corporate level, less our share of capital expenditures made at the partnership level. Non-recurring merger and acquisition transaction costs (such as banking, legal and related fees) will be deducted ratably over a five-year period beginning in the year the transaction closes.

Our Compensation Committee selected earnings per share and cash flow as the performance measures for 2010 because (1) the company intends to publicly emphasize these metrics rather than the adjusted EBITDA metric because they are more easily understood by the marketplace, (2) these metrics take into account the cost of capital and will be important in assessing management’s success in integrating recent acquisitions such as Endocare, and (3) these items are important in creating shareholder value. In addition, our Compensation Committee has selected the actual 2009 earnings per share and cash flow amounts as the baseline performance levels against which the 2010 performance measures will be measured for purposes of determining the annual incentive amounts because our Compensation Committee would like an increased focus on year-over-year performance improvement by the company.

For 2010, our executives will be entitled to receive annual cash incentive compensation equal to anywhere from zero to 200% of annual base salary in the case of the chief executive officer and zero to 150% of annual base salary in the case of other executives, based on the achievement of performance levels (representing 70% of the potential bonus) and our Compensation Committee’s discretionary assessment of performance (representing 30% of the potential bonus). The following chart summarizes the 2010 annual incentive compensation program:

	Performance Metric	Minimum Growth Achievement (1)	% of Base Salary to be paid		Maximum Growth Achievement (2)	% of Base Salary to be paid (3)
CEO:	Earnings per share (49%)	—	—	(4)	100%	98%
	Cash flow (21%)	—	—	(4)	70%	42%
	Discretionary (30%)	—	—	(5)	—	— (5)
Other executives:	Earnings per share (49%)	—	—	(4)	100%	73.5%
	Cash flow (21%)	—	—	(4)	70%	31.5%
	Discretionary (30%)	—	—	(5)	—	— (5)

(1)	The actual 2009 earnings per share and cash flow amounts must be achieved in 2010 before any 2010 incentive bonus would be paid.
(2)	The maximum growth thresholds reflect 100% growth in earnings per share for 2010 as compared to actual 2009 earnings per share and 70% growth in cash flow for 2010 as compared to actual 2009 cash flow.
(3)	Percentage equals the percentage of current base salary for achieving the maximum performance level (200% for the CEO and 150% for other executives) multiplied by the performance metric percentage.
(4)	The percentage of base salary to be paid will be pro rated based on an executive’s achievement of a performance measure that falls somewhere between the minimum and maximum thresholds.
(5)	The 30% discretionary component percentage applies to the full bonus range. Thus, the discretionary award can range from zero to 60% of base salary for the CEO (30% multiplied by 200% of base salary) and zero to 45% of base salary for the other executives (30% multiplied by 150% of base salary).

If there is a restatement of our 2010 financial statements that would result in a lower 2010 annual incentive compensation (as compared to the 2010 annual incentive compensation paid based on the original 2010 financial statements), then the executives would repay the difference back to us.

Our Compensation Committee may exercise its discretion in revising the target levels of the performance measures during the year.

Mr. Rusk was appointed as CFO in November 2009 (i.e., starting in November 2009, Mr. Rusk was no longer serving as CFO in an “interim” capacity). As a result, Mr. Rusk will participate in the annual cash incentive program in 2010.

Ms. Miller will not participate in the annual cash incentive program for 2010. Ms. Miller’s 2010 annual cash incentive will be determined based on the performance of our lab operations, including the revenues and EBITDA associated with our lab operations, the achievement of certain operational objectives for our lab operations, and Ms. Miller’s individual performance.

Our Compensation Committee may also exercise discretion to pay cash bonuses as a result of extraordinary performance. In 2009, we did not pay any discretionary extraordinary performance bonuses.

Long-Term Incentives. We believe our executives should have an ongoing stake in our success. We also believe that our executives should have a portion of their total compensation tied to stock price performance because stock-related compensation is directly tied to shareholder value. Historically, our long-term incentives were in the form of stock options. However, our Compensation Committee has determined to grant restricted stock awards as well, based on input from Longnecker in 2007 regarding market practices.

Our Board of Directors reviews and approves equity awards to executive officers based upon our Compensation Committee’s assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. Our Board of Directors has historically granted equity awards to executives in either the fourth quarter or the first quarter of each year in connection with our Compensation Committee’s annual performance reviews of the executives. From time to time, we may grant equity awards to our executive officers outside the annual award process, such as in connection with an increase in responsibilities, the hiring of a new executive, for retention purposes, or to reward exemplary performance.

In connection with his joining HealthTronics, our Board granted Mr. Davis a restricted stock award of $250,000 of restricted stock. Our Board granted this award to Mr. Davis to help ensure he had long-term incentives tied to shareholder value consistent with other executives. The dollar amount was selected to help maintain internal pay equity as relates to long-term incentive awards among the executives. The number of shares of restricted stock granted equaled the dollar amount divided by the closing price per share of our common stock on the date of grant. Thus, Mr. Davis received a grant of 107,758 restricted shares. This restricted stock award vests as follows: (1) 37,715 shares vest one-fourth on each of the first four anniversaries of the date of grant, provided that vesting of such shares will be accelerated based on the achievement of the performance targets described below within the first two years of the date of grant (in order starting with the first one-fourth unvested tranche next scheduled to vest) and (2) 70,043 shares vest based on (a) the achievement of the following performance targets and (b) Mr. Davis not having voluntarily terminated his employment with us prior to the second anniversary of the date of grant:

20-day average closing price per share of our common stock on any trading day after the grant date as a % of the closing price of our common stock on the grant date	Percentage of shares of restricted stock that vests
115%	25%
130%	50%
145%	75%
160%	100%

In November 2009, our Compensation Committee and our Board of Directors approved grants of stock options and restricted stock awards to James Whittenburg, Mr. Rusk, Mr. Davis, Mr. Herz, and Ms. Miller. Messrs. Whittenburg, Rusk, and Herz were granted stock options to acquire 175,000, 137,500, and 137,500 shares, respectively, at an exercise price equal to the closing price per share on the date of grant ($2.44). The stock options vest one-fourth on each of the first four anniversaries of the date of grant. Mr. Davis was granted a restricted stock award of 125,000 shares. Mr. Davis’ restricted stock award vests as follows: (1) 43,750 shares vest one-fourth on each of the first four anniversaries of the date of grant, provided that vesting of such shares will be accelerated based on the achievement of the performance targets described below within the first two years of the date of grant (in order starting with the first one-fourth unvested tranche next scheduled to vest) and (2) 81,250 shares vest based on (a) the achievement of the following performance targets and (b) Mr. Davis not having voluntarily terminated his employment with us prior to the second anniversary of the date of grant:

20-day average closing price per share of our common stock on any trading day after the grant date as a % of the closing price of our common stock on the grant date	Percentage of shares of restricted stock that vests
115%	25%
130%	50%
145%	75%
160%	100%

Ms. Miller was granted a restricted stock award of 50,000 shares. This award vests one-fourth on each of the first four anniversaries of the date of grant.

Our Compensation Committee granted stock options rather than restricted stock awards to Messrs. Whittenburg, Rusk, and Herz because, after a strong emphasis on long-term incentives in 2008, our Compensation Committee decided to balance the emphasis between annual incentives and long-term incentives to encourage management to focus on successfully integrating our recent acquisitions and improving financial performance year-over-year in addition to focusing on long-term value creation. Our Compensation Committee previously decided to add an additional vesting requirement to restricted stock awards that the executive not have voluntarily terminated his employment with us for two years after the grant date in order to help ensure that the executive focuses on long-term shareholder value creation and not take unnecessary and excessive risks.

The November 2009 grants were made as part of our annual equity award grants and were made to better align the interests of the executives with the interests of our shareholders and to remain competitive with market practices, support executive recruitment and retention, and maintain internal pay equity among executives. The amounts of shares awarded were determined based on our Compensation Committee’s view of market practices, our Compensation Committee’s view of internal pay equity and consistency, the relative importance of the contributions executives are expected to make in achieving growth objectives, and the judgment of our Compensation Committee.

To the extent granted, stock options are generally granted at a price equal to the closing price per share of our common stock, as reported on the Nasdaq Global Select Market, on the date of grant. Options grants generally have a term of 10 years and vest 25% on each of the first four anniversaries of the grant date.

We do not time equity grants in coordination with the release of material non-public information.

Other Executive Benefits and Perquisites

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. There are no retirement benefits other than as provided with our 401(k) plan. Under our 401(k) plan, there is a company match in cash equal to 50% of an employee’s contributions up to 6% of the employee’s total compensation. Thus, the maximum company match would equal 3% of an employee’s compensation, subject to IRS limits on company matches for employees who are considered highly compensated. This company match is made on the same basis for all full-time employees.

No perquisites are currently being paid to our executive officers. We do not view perquisites as a significant element of our comprehensive compensation structure but do believe that they can be used in conjunction with base salary to attract, motivate and retain individuals in a competitive environment.

In connection with his joining HealthTronics, we agreed to pay a relocation allowance to Mr. Davis. We agreed to reimburse Mr. Davis for reasonable actual expenses incurred in connection with his relocation to Austin, Texas; but we did not agree to reimburse him for any commission paid related to purchasing a home or any temporary housing costs. We also agreed to reimburse Mr. Davis for sales commission incurred in selling his home in California in an amount up to 5% of the selling price, but subject to a cap of $50,000.

Stock Ownership Guidelines

We have no minimum stock ownership guidelines that apply to our executives. However, we do encourage stock ownership through our equity awards.

Employment Agreements

We have entered into employment agreements with our senior executives, and the employment agreements contain severance and change of control provisions. We believe these agreements help us to attract and retain qualified executives. The employment agreements and the severance and change in control provisions for the executive officers are summarized under “Employment Agreements” and “Severance and Change of Control Benefits” below, along with a quantification of the severance and change of control benefits.

Impact of Accounting and Regulatory Requirements on Compensation

We account for equity compensation paid to our employees under FASB ASC Topic 718, which requires us to estimate and record an expense over the service period of the award. Any gain recognized by optionees from nonqualified stock options should be deductible by us, while any gain recognized by optionees from incentive stock options will not be deductible by us if there is no disqualifying disposition by the optionee. Unless the executive makes an 83(b) election (in which case the value of the entire restricted stock award would be tax deductible by us at such time), the restricted stock award will become tax deductible as and to the extent the restricted stock award vests. We account for cash compensation as an expense at the time the obligation is accrued. This expense will also be tax deductible by us.

Section 162(m) of the Internal Revenue Code limits the tax deductibility by a publicly-held corporation of compensation in excess of $1 million paid to the chief executive officer or any other of its four most highly compensated executive officers, unless that compensation is “performance-based compensation” as defined by the Internal Revenue Code. The Compensation Committee considers deductibility under Section 162(m) with respect to compensation arrangements with executive officers. However, our Compensation Committee and Board of Directors believe that it is in our best interest that the Compensation Committee retain its flexibility and discretion to make compensation awards, whether or not deductible, in order to foster achievement of performance goals established by the Compensation Committee as well as other corporate goals that the Compensation Committee deems important to our success, such as encouraging employee retention and rewarding achievement.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, creating Section 409A of the Internal Revenue Code and changing the tax rules applicable to nonqualified deferred compensation arrangements. The Compensation Committee considers the application of Section 409A with respect to compensation arrangements with executive officers.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management of the Company and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors of the Company that the Compensation Discussion and Analysis be included in this statement.

Compensation Committee:	Timothy J. Lindgren, Chairman
R. Steven Hicks
Donny R. Jackson

Executive Compensation Tables

Summary Compensation Table

The following table provides information concerning aggregate compensation for our Chief Executive Officer, Chief Financial Officer and each of our other most highly compensated executive officers who earned in excess of $100,000 in aggregate compensation (excluding changes in pension values and non-qualified deferred compensation earnings) during 2009, who we will refer to as our named executive officers.

In 2009 “salary” accounted for approximately 29% of the total compensation of the named executive officers, annual cash incentive compensation accounted for 14% of the total compensation of the named executive officers, long-term equity incentive compensation accounted for approximately 46% of the total compensation of the named executive officers, and other compensation accounted for approximately 11% of the total compensation of the named executive officers.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(2) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)		Total ($) (j)
James S.B. Whittenburg,	2009	$390,000	$121,641	—	$252,876	$53,359	—	$7,350	(3)	$825,226
President and Chief Executive Officer	2008	$390,000	$127,048	$1,929,804	—	$122,952	—	$6,900	(3)	$2,576,704
	2007	$337,198	—	$641,250	—	$405,000	—	$6,750	(3)	$1,390,198

Richard A. Rusk,	2009	$218,400	$73,104	$113,600	$198,689	$16,896	—	$7,350	(3)	$628,039
Chief Financial Officer, Vice President, Controller, and Treasurer	2008	$218,400	$32,760	$50,100	—	$38,552	—	$7,585	(4)	$347,397
	2007	$218,400	—	—	—	$199,000	—	$6,750	(3)	$424,150

Clint B. Davis,	2009	$102,086	$98,000	$536,388	—	—	—	$5,015	(6)	$741,489
Senior Vice President, General Counsel and Secretary (5)

Scott A. Herz,	2009	$195,000	$41,235	—	$198,689	$18,765	—	$7,350	(3)	$461,039
Vice President – Corporate Development

Laura A. Miller,	2009	$7,233	—	$122,000	—	—	—	$326,375	(8)	$455,608
President – Pathology Services Division (7)

(1)	The amounts in column (e) reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of restricted stock awards granted pursuant to our 2004 equity incentive plan in the applicable year. Assumptions used in the calculation of the amounts are included in footnote I to our audited financial statements included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission, or the SEC, on March 8, 2010. The grant date fair values of restricted stock awards subject to performance conditions are calculated based on the probable outcomes of such conditions. For further detail regarding restricted stock awards granted in 2009, see the “Grants of Plan-Based Awards” table below. For the value of restricted stock awards vested during 2009, see the “2009 Option Exercises and Stock Vested” table below.
(2)	The amounts in column (f) reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of stock options granted pursuant to our 2004 equity incentive plan in 2009. Assumptions used in the calculation of the amounts are included in footnote I to our audited financial statements included in our Annual Report on Form 10-K filed with the SEC on March 8, 2010.
(3)	Represents our company matching contribution under our 401(k) plan.
(4)	This amount represents our company matching contribution under our 401(k) plan of $6,900 and the pay-out of $685 from our deferred compensation plan that was terminated in February 2007.
(5)	Mr. Davis joined us on July 30, 2009 in connection with our acquisition of Endocare.
(6)	This amount represents payment of Mr. Davis’ relocation allowance ($3,739) and our company matching contribution under our 401(k) plan ($1,276).
(7)	Ms. Miller joined us on December 21, 2009 as President – Pathology Services Division. Prior to such date, Ms. Miller provided consulting services to us related to our lab operations.
(8)	This amount represents compensation for consulting services rendered to us during 2009.

Employment Agreements

Mr. Whittenburg

We have entered into an employment agreement with Mr. Whittenburg. This agreement provides for the payment of a base salary and other customary benefits. Mr. Whittenburg’s agreement terminates November 5, 2012, and is subject to automatic renewal at the end of such term for successive one-year terms unless earlier terminated as provided in the agreement. The agreement entitles Mr. Whittenburg to receive severance payments, generally equal to two times his annual cash compensation, and provides that all of Mr. Whittenburg’s stock options and restricted stock awards will automatically fully vest, if we terminate his employment without cause (as defined in the agreement) or he terminates for good reason (as defined in the agreement). The agreement also gives Mr. Whittenburg the right to terminate employment and receive such severance payments and benefits in the event of a direct or indirect change of control as a result of change in ownership of us or certain changes in the members of our Board of Directors. For more information regarding these severance and change of control benefits, see discussion under “ – Severance and Change of Control Benefits” below. Under the terms of the agreement, the amount of these benefits would be reduced to the extent necessary so that the aggregate amount of the benefits would not be subject to excise tax under Sections 280G and 4999 of the Internal Revenue Code.

Mr. Whittenburg’s employment agreement provides that he is subject to a nonsolicitation obligation, which would not expire until the second anniversary of the termination of his employment (unless he is terminated without cause or terminates for good reason). This nonsolicitation obligation is designed to help preserve our customer and employee relationships after the departure of the executive.

In November 2009, we amended Mr. Whittenburg’s employment agreement to extend the term of the agreement from August 10, 2010 to November 5, 2012, and further strengthen the severance provisions’ compliance with Section 409A of the Internal Revenue Code.

Other Executives

We have entered into an employment agreement with each of Mr. Rusk, Mr. Davis, Mr. Herz, and Ms. Miller. These agreements provide for the payment of a base salary and other customary benefits to each of the executives. The agreements terminate on the following dates: Mr. Rusk – November 30, 2011; Mr. Davis – February 6, 2011; Mr. Herz – November 23, 2011; and Ms. Miller – December 21, 2011. Each agreement is subject to automatic renewal at the end of such term for successive one-year terms unless earlier terminated as provided in the agreement. If we terminate the executive’s employment agreement without cause (as defined in the agreement) or the executive terminates for good reason (as defined in the agreement), then the executive would be entitled to severance generally equal to the following amounts: Mr. Rusk – his annual base salary, plus cash bonuses paid during the 12 months preceding the date of termination; Mr. Davis – his annual base salary, plus cash bonuses paid during the 12 months preceding the date of termination; Mr. Herz – his annual base salary, plus cash bonuses paid during the 12 months preceding the date of termination; and Ms. Miller – her annual base salary, plus cash bonuses paid during the 12 months preceding the date of termination plus, if the date of such termination is on or before March 15, 2011, $80,000. The agreements also give the executives the right to terminate employment and receive such severance payments in the event of a direct or indirect change of control as a result of change in ownership of us or certain changes in the members of our Board of Directors. For more information regarding these severance and change of control benefits, see discussion under “ – Severance and Change of Control Benefits” below. Mr. Davis’ severance payment would be made on the first day of the seventh month following the effective date of such termination. Under the terms of the executives’ employment agreements, the amount of the severance benefits would be reduced to the extent necessary so that the aggregate amount of the benefits would not be subject to excise tax under Section 280G and 4999 of the Internal Revenue Code.

The employment agreements provide that the executives are subject to noncompetition and nonsolicitation obligations, which would not expire until the second anniversary of the termination of employment (except that the nonsolicitation obligation would not survive if the executive is terminated without cause or terminated for good reason). These noncompetition and nonsolicitation obligations are designed to help preserve our business and customer and employee relationships after the departure of the executive.

Mr. Davis’ employment agreement also provides that he is entitled to a relocation allowance. We agreed to reimburse Mr. Davis for reasonable actual expenses incurred in connection with his relocation to Austin, Texas; but we did not agree to reimburse him for any commission paid related to purchasing a home or any temporary housing costs. We also agreed to reimburse Mr. Davis for sales commission incurred in selling his home in California in an amount up to 5% of the selling price, but subject to a cap of $50,000.

Ms. Miller’s employment agreement also provides that if we request that she assume a position with responsibilities greater than the responsibilities associated with her current position as President – Pathology Services Division, then she is required to relocate to either the Dallas, Texas or Austin, Texas metropolitan area within 180 days after such request. If she fails to do so, then the employment agreement will terminate on the 60th day following the earlier of (i) the end of such 180-day period and (ii) the date she communicates to us that she will not relocate by the end of such period. Such a termination would not be considered a termination without cause or termination for good reason.

Grants of Plan-Based Awards

The following table provides information related to equity awards and non-equity incentive plan awards granted to our named executive officers during 2009.

Name (a)	Grant Date (b)	Approval Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards						Estimated Future Payouts Under Equity Incentive Plan Awards					All Other Stock Awards: Number of Shares of Stock or Units (#) (j)		All Other Option Awards: Number of Securities Underlying Options (#) (k)		Exercise or Base Price of Option Awards ($/Sh) (l)	Grant Date Fair Value of Stock and Options Award (m)
			Threshold ($) (d)		Target ($) (e)		Maximum ($) (f)		Threshold (#) (g)		Target (#) (h)	Maximum (#) (i)
James S.B. Whittenburg (1)	11/5/09	—	—		—		—		—		—	—		—		175,000	(2)	$2.44	$252,876

Richard A. Rusk	3/13/09	—	—		—		—		—		—	—		80,000	(3)	—		—	$113,600
	11/5/09	—	—		—		—		—		—	—		—		137,500	(2)	$2.44	$198,689
	N/A	—	—	(4)	$32,760	(4)	$65,520	(4)	—		—	—		—		—		—	—

Clint B. Davis	8/6/09	—	—		—		—		17,510	(5)	—	70,043	(5)	—		—		—	$150,592
	8/6/09	—	—		—		—		—		—	—		37,715	(5)	—		—	$87,499
	11/5/09	—	—		—		—		20,312	(5)	—	81,250	(5)	—		—		—	$191,547
	11/5/09	—	—		—		—		—		—	—		43,750	(5)	—		—	$106,750

Scott A. Herz (1)	11/5/09	—	—		—		—		—		—	—		—		137,500	(2)	$2.44	$198,689

Laura A. Miller	11/5/09	—	—		—		—		—		—	—		50,000	(3)	—		—	$122,000

(1)	The grant of the executive’s non-equity incentive plan award that was earned in 2009 was made in November 2008. Thus, such award is not reflected in this table. For a description of the terms of such award, see “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Annual Cash Incentive Compensation and Discretionary Cash Bonuses”.
(2)	This stock option vests one-fourth on each of the first four anniversaries of the date of grant.
(3)	This restricted stock award vests one-fourth on each of the first four anniversaries of the date of grant.
(4)	The amount shown in column (d) reflects the minimum estimated future payout level for 2009, which is zero if the minimum performance level is achieved. If the minimum performance threshold level is exceeded, then Mr. Rusk’s payout increases on a pro rata basis as the minimum levels are exceeded. The amount shown in column (e) reflects the target estimated future payout level for 2009, which is 15% of Mr. Rusk’s base salary if the performance target level is achieved. The amount shown in column (f) reflects the maximum estimated future payout level, which is 30% of Mr. Rusk’s base salary if the maximum performance threshold level is achieved. For further discussion, see “- Compensation Discussion and Analysis – Elements of Executive Compensation—Annual Cash Incentive Compensation and Discretionary Cash Bonuses.”
(5)	For a description of the vesting terms of this award, see “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Long-Term Incentives.”

Outstanding Equity Awards at December 31, 2009

The following table provides information regarding each unexercised stock option and unvested restricted stock award held by each of our named executive officers as of December 31, 2009.

	Option Awards						Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($) (h)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
James S.B. Whittenburg	19,000	—		—	$5.39	2/19/14	—		—		—		—
	20,000	—		—	$9.55	2/23/15	—		—		—		—
	50,000	—		—	$7.65	12/30/15	—		—		—		—
	75,000	25,000	(1)	—	$7.21	6/8/16	—		—		—		—
	—	175,000	(2)	—	$2.44	11/5/19	—		—		—		—
	—	—		—	—	—	67,500	(3)	$178,200	(4)	—		—
	—	—		—	—	—	58,725	(5)	$155,034	(4)	—		—
	—	—		—	—	—	—		—		145,414	(6)	$383,893	(4)
	—	—		—	—	—	131,910	(7)	$348,242	(4)	—		—
	—	—		—	—	—	81,658	(8)	$215,577	(4)	244,975	(9)	$646,734	(4)

Richard A. Rusk	6,000	—		—	$7.79	2/26/13	—		—		—		—
	15,000	—		—	$9.55	2/23/15	—		—		—		—
	30,000	10,000	(10)	—	$6.52	9/18/16	—		—		—		—
	—	137,500	(2)	—	$2.44	11/5/19	—		—		—		—
	—	—		—	—	—	11,250	(11)	$29,700	(4)	—		—
	—	—		—	—	—	80,000	(12)	$211,200	(4)	—		—

Clint B. Davis	—	—		—	—	—	37,715	(13)	$99,567	(4)	—		—
	—	—		—	—	—	—		—		70,043	(14)	$184,913	(4)
	—	—		—	—	—	43,750	(15)	$115,500	(4)	—		—
	—	—		—	—	—	—		—		81,250	(14)	$214,500	(4)

Scott A. Herz	11,250	3,750	(16)	—	$6.70	12/5/16	—		—		—		—
	—	137,500	(2)	—	$2.44	11/5/19	—		—		—		—
	—	—		—	—	—	21,470	(17)	$56,680	(4)	—		—
	—	—		—	—	—	—		—		39,870	(18)	$105,257	(4)
	—	—		—	—	—	51,545	(19)	$136,078	(4)	—		—
	—	—		—	—	—	31,908	(8)	$84,237	(4)	95,725	(9)	$252,714	(4)

Laura A. Miller	—	—		—	—	—	50,000	(20)	$132,000	(4)	—		—

(1)	The remaining 25,000 shares vest on June 8, 2010.

(2)	This stock option vests one-fourth on each of November 5, 2010, 2011, 2012 and 2013.

(3)	The remaining 67,500 shares of this restricted stock award vest 33,750 shares on each of October 26, 2010 and 2011.

(4)	Market value based on number of shares multiplied by $2.64, which was the closing price per share of our common stock as reported on the Nasdaq Global Select Market on December 31, 2009.

(5)	This restricted stock award vests 19,575 shares on each of January 4, 2010, 2011, and 2012, and vesting may be accelerated based on achieving the performance goals described in footnote (6).

(6)	Represents the total number of shares underlying the restricted stock award. This award vests based on the achievement of the following performance targets:

Closing price per share of our common stock on any trading day after the grant date as a % of the closing price of our common stock on the grant date	Percentage of shares of restricted stock that vests
115%	25%
130%	50%
145%	75%
160%	100%

(7)	This restricted stock award vests 43,970 shares on each of November 6, 2010, 2011, and 2012, and vesting may be accelerated based on achieving the performance goals described in footnote (9).

(8)	The first 25% performance-vesting requirement has been met with respect to these shares, but the additional vesting requirement that the executive not have voluntarily terminated his employment within two years of the grant date has not yet been met with respect to the shares. See footnote (9) below for further discussion.

(9)	Represents the remaining number of shares underlying the restricted stock award that are still subject to both the performance-vesting requirements and the time-vesting requirement. The restricted stock award vests based on (a) the achievement of the following performance targets and (b) the award holder not having voluntarily terminated his employment with us prior to the second anniversary of the date of grant:

20-day average closing price per share of our common stock on any trading day after the grant date as a % of the closing price of our common stock on the grant date	Percentage of shares of restricted stock that vests
115%	25%
130%	50%
145%	75%
160%	100%

The first 25% performance-vesting requirement of the restricted stock award has been met but not the time-vesting requirement. See footnote (8) above for a discussion of the portion that has met the performance-vesting requirement.

(10)	The remaining 10,000 shares vest on September 18, 2010.

(11)	This restricted stock award vests one-fourth (3,750 shares) on each of March 10, 2010, 2011 and 2012.

(12)	This restricted stock award vests one-fourth on each of March 13, 2010, 2011, 2012, and 2013.

(13)	This restricted stock award vests one-fourth on each of August 6, 2010, 2011, 2012, and 2013, and vesting may be accelerated based on achieving the performance goals described in footnote (14). For further description of this restricted stock award, see “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Long-Term Incentives” and the Grants of Plan-Based Awards table above.

(14)	Represents the total number of shares underlying the restricted stock award. This award vests based on (a) the achievement of the following performance targets and (b) the award holder not having voluntarily terminated his employment with us prior to the second anniversary of the date of grant:

20-day average closing price per share of our common stock on any trading day after the grant date as a % of the closing price of our common stock on the grant date	Percentage of shares of restricted stock that vests
115%	25%
130%	50%
145%	75%
160%	100%

(15)	This restricted stock award vests one-fourth on each of November 5, 2010, 2011, 2012, and 2013, and vesting may be accelerated based on achieving the performance goals described in footnote (14). For further description of this restricted stock award, see “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Long-Term Incentives” and the Grants of Plan-Based Awards table above.

(16)	The remaining 3,750 shares vest on December 5, 2010.

(17)	This restricted stock award vests 10,735 shares on March 10, 2011 and 2012, and vesting may be accelerated based on achieving the performance goals described in footnote (6).

(18)	Represents the remaining number of shares underlying the restricted stock award that are still subject to the performance-vesting requirement. The restricted stock award vests based on achieving the performance goals described in footnote (6). The first two 25% performance-vesting requirements have been met.

(19)	This restricted stock award vests 17,182, 17,181 and 17,182 shares on November 6, 2010, 2011 and 2012, respectively, and vesting may be accelerated based on achieving the performance goals described in footnote (9).

(20)	This restricted stock award vests one-fourth on each of November 5, 2010, 2011, 2012, and 2013.

2009 Option Exercises and Stock Vested

The following table provides information regarding exercises of stock options and vesting of restricted stock awards held by our named executive officers during 2009.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)(1)
James S.B. Whittenburg	—	—	97,295	$229,726
Richard A. Rusk	—	—	3,750	$5,550
Clint B. Davis	—	—	—	—
Scott A. Herz	—	—	27,916	$57,810
Laura A. Miller	—	—	—	—

(1)	Amount represents the aggregate values of restricted stock vested in 2009, which values are determined by multiplying the number of shares vested by the closing price per share of our common stock on the vesting date (or the next trading day if the vesting date was on a weekend or a holiday).

Severance and Change of Control Benefits

The following sets forth potential payments payable to our named executive officers upon termination of employment under their current employment agreements. Our Compensation Committee periodically reviews the need for these benefits, especially when considering the employment agreement of a new executive or the amendment to the employment agreement of an existing executive. The Compensation Committee may in its discretion revise, amend or add to the benefits if it deems advisable (subject to the agreement of the applicable named executive officer).

Mr. Whittenburg

We may terminate Mr. Whittenburg’s employment agreement if (“Cause”):

•	in connection with our business, Mr. Whittenburg is convicted of an offense constituting a felony or involving moral turpitude; or

•

in a material and substantial way, Mr. Whittenburg (a) (1) violates a written policy of ours, (2) violates any provision of his employment agreement, (3) fails to follow reasonable written instructions or directions from our Board of Directors, or (4) fails to use good-faith efforts to perform the services required under his employment agreement and (b) fails to materially cure the violation or failure within 15 days after receiving written notice thereof from our Board of Directors.

In addition, we may terminate Mr. Whittenburg’s employment agreement without Cause. Mr. Whittenburg’s employment agreement will automatically terminate on his death or permanent disability.

Mr. Whittenburg may terminate his employment agreement if (“Good Reason”):

•	his base salary is materially diminished;

•	we require him to move to any location further than 30 miles from our current principal executive offices;

•	our Board of Directors materially and unreasonably interferes with his ability to fulfill his job duties; or

•	he is reassigned to a position with materially diminished responsibilities or his job responsibilities are otherwise materially narrowed or diminished.

In addition, Mr. Whittenburg may terminate his employment agreement for any reason within two months following any “change of control” in us; provided that notice of termination cannot be given before consummation of the change of control and must be given within 30 days following consummation of the change of control.

The employment agreement defines a “change of control” as the occurrence of one of the following: (i) any person, entity or “group” (as defined under applicable federal securities laws) becomes the beneficial owner of more than 50% of the combined voting power of our then outstanding voting securities, but only if such event results in a change in our Board composition such that the directors immediately preceding the event do not comprise a majority of our Board following the event; (ii) a merger, reorganization or consolidation where our shareholders immediately before the event do not, immediately after the event, own more than 50% of the combined voting power of the surviving entity’s then outstanding voting securities, but only if such event results in a change in our Board composition such that the directors immediately preceding the event do not comprise a majority of our Board following the event; (iii) the sale of all or substantially all of our assets to an entity in which we or our shareholders existing immediately before such event beneficially own less than 50% of the combined voting power of such acquiring entity’s then outstanding voting securities, but only if such event results in a change in our Board composition such that the directors immediately preceding the event do not comprise a majority of the board of directors of the surviving entity following such event; or (iv) any change in the identity of directors constituting a majority of our Board within a 24 month period unless the change was approved by a majority of incumbent directors.

Mr. Whittenburg may also terminate his employment without Good Reason.

If Mr. Whittenburg’s employment agreement is terminated by us without Cause or by Mr. Whittenburg for Good Reason or in connection with a change of control, Mr. Whittenburg is entitled to receive (less applicable withholding taxes):

•	his then current base salary through the effective date of termination;

•	a payment equal to (a) 200% of his then current annualized base salary plus (b) the sum of the cash bonuses paid during the preceding two years; and

•

all outstanding unvested stock options and restricted stock awards then held by Mr. Whittenburg would fully vest, and all stock options would remain exercisable until the earlier of the end of the option term or the first anniversary of the date of termination.

In addition, Mr. Whittenburg would be released from his nonsolicitation obligations under his employment agreement. As a condition to receiving any of those payments, Mr. Whittenburg must execute a full release and waiver of all claims against us (excluding claims for amounts due under his employment agreement and existing indemnification obligations).

If Mr. Whittenburg’s employment agreement is terminated by him without Good Reason and not in connection with a change of control, by us for Cause, or by his death or permanent disability, then he (or his representative) would be entitled to receive (less applicable withholdings) his then current base salary through the effective date of termination.

Assuming Mr. Whittenburg’s employment was terminated under the above circumstances on December 31, 2009, the estimated value of such payments and benefits would be as follows:

	Cash Severance	Value of Accelerated Equity Awards		Total
Without Cause, for Good Reason or Change of Control	$1,435,000	$1,962,680	(1)	$3,397,680
Without Good Reason, death or permanent disability	—	—		—
For Cause	—	—		—

(1)	Represents (a) the closing price per share of our common stock on December 31, 2009 as reported on the Nasdaq Global Select Market, which was $2.64, multiplied by the number of shares of unvested restricted stock held by Mr. Whittenburg as of December 31, 2009, which was 730,182 shares, plus (b) the difference between such closing price and the exercise price of in-the-money stock options as of December 31, 2009, multiplied by the number of shares underlying such stock options. No value has been attributed to stock options that were out-of-the-money as of December 31, 2009.

Other Executives

We may terminate the employment agreements of Mr. Rusk, Mr. Davis, Mr. Herz, and Ms. Miller if (“Cause”):

•	in connection with our business, the executive is convicted of an offense constituting a felony or involving moral turpitude; or

•

in a material and substantial way, the executive (a) (1) violates a written policy of ours, (2) violates any provision of the employment agreement, (3) fails to follow reasonable written instructions or directions from our Board of Directors or any person authorized by our Board of Directors (which includes the chief executive officer) to instruct or supervise the executive officer, or (4) fails to use good-faith efforts to perform the services required under the employment agreement and (b) fails to materially cure the violation or failure within 15 days after receiving written notice thereof.

In addition, we may terminate the executive’s employment agreement without Cause. The executive’s employment agreement will automatically terminate on the executive’s death or permanent disability.

Mr. Davis may terminate his employment agreement (“Good Reason”):

•	for any reason within two months following any “change of control” in us (provided that notice of termination cannot be given before consummation of the change of control);

•	if his base salary is diminished;

•	if we require him to move to a city other than Austin, Texas;

•	if our Board of Directors or any person authorized by our Board of Directors to instruct or supervise him materially and unreasonably interferes with his ability to fulfill his job duties; or

•	if he is reassigned to a position with diminished responsibilities or his job responsibilities are materially narrowed or diminished.

The other executives may terminate their employment agreement if (“Good Reason”):

•	the executive’s base salary is materially diminished;

•

we require the executive to move to any location further than 30 miles from our current principal executive offices (except for Ms. Miller, who may be required to relocate to Austin or Dallas, Texas in certain circumstances – see “– Employment Agreements – Other Executives” above);

•

our Board of Directors or any person authorized by our Board of Directors to instruct or supervise the executive materially and unreasonably interferes with the executive’s ability to fulfill his or her job responsibilities; or

•	the executive is reassigned to a position with materially diminished responsibilities or the executive’s job responsibilities are otherwise materially narrowed or diminished.

In addition, the other executives may terminate the employment agreement for any reason within two months following any “change of control” in us; provided that notice of termination cannot be given before consummation of the change of control and must be given within 30 days following consummation of the change of control.

The employment agreements define a “change of control” as the occurrence of one of the following: (i) any person, entity or “group” (as defined under applicable federal securities laws) becomes the beneficial owner of more than 50% of the combined voting power of our then outstanding voting securities, but only if such event results in a change in our Board composition such that the directors immediately preceding the event do not comprise a majority of our Board following the event; (ii) a merger, reorganization or consolidation where our shareholders immediately before the event do not, immediately after the event, own more than 50% of the combined voting power of the surviving entity’s then outstanding voting securities, but only if such event results in a change in our Board composition such that the directors immediately preceding the event do not comprise a majority of our Board following the event; (iii) the sale of all or substantially all of our assets to an entity in which we or our shareholders existing immediately before such event beneficially own less than 50% of the combined voting power of such acquiring entity’s then outstanding voting securities, but only if such event results in a change in our Board composition such that the directors immediately preceding the event do not comprise a majority of the board of directors of the surviving entity following such event; or (iv) any change in the identity of directors constituting a majority of our Board within a 24 month period unless the change was approved by a majority of incumbent directors.

The executive may also terminate his or her employment without Good Reason.

If the executive’s employment agreement is terminated by us without Cause or by the executive for Good Reason or in connection with a change of control, the executive is entitled to receive (less applicable withholding taxes):

•	the executive’s then current base salary through the effective date of termination; and

•

a payment equal to (a) 100% of the executive’s then current annualized base salary plus (b) the sum of the cash bonuses paid during the preceding 12 months plus (c) in the case of Ms. Miller only, if the effective date of such termination is on or before March 15, 2011, $80,000.

Mr. Davis’ severance payment would be made on the first day of the seventh month following the effective date of such termination.

Assuming the executive’s employment was terminated under the above circumstances on December 31, 2009, the estimated value of such payments would be as follows:

	Without Cause, for Good Reason, or Change of Control	Without Good Reason, Death or Disability	For Cause
Richard A. Rusk	$289,712	—	—
Clint B. Davis	$245,000	—	—
Scott A. Herz	$278,104	—	—
Laura A. Miller	$320,000	—	—

In addition, the executive would be released from the executive’s nonsolicitation obligations under the employment agreement. As a condition to receiving any of those payments, the executive must execute a full release and waiver of all claims against us (excluding claims for amounts due under the employment agreement and existing indemnification obligations).

If the employment agreement is terminated by the executive without Good Reason and not in connection with a change of control, by us for Cause, or by the death or permanent disability of the executive, then the executive (or the executive’s representative) would be entitled to receive (less applicable withholdings) the executive’s then current base salary through the effective date of termination.

Indemnity Agreements

We have entered into indemnity agreements with certain of our current and former officers and directors. These agreements generally provide that, to the extent permitted by law, we must indemnify each such person for judgments, expenses, fines, penalties and amounts paid in settlement of claims that result from the fact that such person was an officer, director or employee of ours. In addition, our and certain of our subsidiaries’ organizational documents provide for certain indemnifications and limitations on liability for directors, managers and officers.

2004 Equity Incentive Plan

The following is a summary of the material terms of our 2004 equity incentive plan.

Purpose

To attract and retain individuals eligible to participate in the 2004 equity incentive plan, which we will refer to as the Plan, and to further our growth, development and financial success by aligning the personal interests of participants in the Plan, through the ownership of shares of our common stock and other incentives, with those of us and our shareholders.

Administration

Our board of directors or a committee designated by the board of directors, such as the compensation committee (in either case, we refer to such body as the Administrator).

Eligibility

Officers, employees, directors, consultants and other persons selected by the Administrator.

Stock Subject to the Plan

5,800,000 shares of our common stock may be issued under the Plan. There are no pre-established limits on what number of the shares of our common stock reserved for the Plan will be allocated as stock options, stock appreciation rights (or SARs), restricted stock grants, stock purchase rights, and other stock-based awards.

Awards under the Plan

•	Options. We will have the ability to award “incentive stock options” and “non-statutory stock options” under the Plan (in either case we refer to such awards as option(s)).

•

Incentive Stock Options. Only our employees (or certain of our affiliates) may be eligible to receive an award of incentive stock options. Incentive stock options awarded under the Plan must have an exercise price of at least 100% of the fair market value of our common stock on the date of grant. In the case of an employee who owns stock representing more than 10% of our voting power, the exercise price must be at least 110% of the fair market value of our common stock on the date of grant.

•

Non-Statutory Stock Options. We can award non-statutory stock options to any person eligible under the Plan. The Plan does not establish a minimum exercise price for non-statutory stock options granted under the Plan.

•

Other Terms Applicable to Options. Options may contain other provisions the Administrator decides are appropriate relating to when the options will become exercisable, the times and circumstances the options may be exercised, and the methods the exercise price may be paid. Options that become exercisable will expire no later than 10 years from the date the options were granted; however, in certain cases the options will expire 5 years from the date they were granted (i.e., in the case of options granted to an employee who owns stock representing more than 10% of our voting power).

•

Stock Appreciation Rights. SARs granted under the Plan will entitle the participant to receive, in either cash or stock, the excess of the fair market value of one share of our common stock over the exercise price of the SAR. The Administrator will determine the terms under which SARs are awarded, including the times and circumstances under which a SAR may be exercised. SARs may be granted at a price determined by the Administrator, and may be granted in tandem with an option, such that the exercise of the SAR or related option will result in a forfeiture of the right to exercise the related option for an equivalent number of shares, or independently of any option. Any SAR may be exercised at the times specified in the document awarding the SAR, and the SAR will expire at the time designated at the time the SAR is awarded.

•

Restricted Stock. Restricted stock may be granted alone or in conjunction with other awards under the Plan and may be conditioned upon continued employment for a specified period, the attainment of specific performance goals or such factors as the Administrator may determine. In making an award of restricted stock, the Administrator will determine the restrictions that will apply, the period during which the award will be subject to such restrictions, and the price, if any, payable by a recipient. The Administrator may amend any award of restricted stock to accelerate the dates after which such award may be executed in whole or in part. Shares of restricted stock shall not be transferable until after removal of the legend with respect to such shares.

•

Stock Purchase Rights. Stock purchase rights may be issued either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator will determine the terms, conditions and restrictions related to the stock purchase rights, including the number of shares that such person shall be entitled to purchase, the price to be paid, and the time within which such person must accept such offer (all in accordance with a restricted stock purchase agreement). Unless the Administrator determines otherwise, the restricted stock purchase agreement shall grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser’s service with us for any reason (including death or disability).

•

Other Stock-Based Awards. The Administrator shall have complete discretion in determining the number of shares subject to “Other Stock Based Awards”, the consideration for such awards and the terms, conditions and limitations pertaining to same including, without limitation, restrictions based upon the achievement of specific business objectives, tenure, and other measurements of individual or business performance, and/or restrictions under applicable federal or state securities laws, and conditions under which such awards will lapse. Payment of other stock-based awards may be in the form of cash, shares, other awards, or in such combinations thereof as the Administrator shall determine at the time of grant, and with such restrictions as it my impose.

Performance Awards

The Administrator may condition the receipt of an award or the vesting of an award on certain business criteria. If the Administrator determines that such performance conditions should be considered “performance-based compensation” under Section 162(m) of the Internal Revenue Code, the performance goals must relate to one of the following business criteria: (1) fair market value or trading price of shares of our common stock; (2) operating profit; (3) sales volume of our products; (4) earnings per share; (5) revenues; (6) cash flow; (7) cash flow return on investment; (8) return on assets, return on investment, return on capital, return on equity; (9) economic value added; (10) operating margin; (11) net income; pretax earnings; pretax earnings before interest, depreciation and amortization; pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; or (12) any of the above goals as compared to the performance of a published index, such as the Standard & Poor’s 500 Stock Index or a group of comparable companies.

Adjustments Upon Changes in Capitalization, Merger or Asset Sale

•

Changes in Capitalization. Subject to any required action by our shareholders, the number of shares of common stock subject to the Plan (whether awarded or reserved but not awarded) as well as the price per share of common stock subject to the Plan (whether awarded or reserved but not awarded) shall be proportionately adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by us.

•

Dissolution or Liquidation. In the event of our proposed dissolution or liquidation, the Administrator in its discretion may provide for a participant to have the right to exercise his or her award until 15 days prior to such transaction as to all of the shares covered thereby. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

•

Merger or Asset Sale. In the event of our merger with or into another corporation, or the sale of substantially all of our assets, each outstanding award shall be assumed or an equivalent option or right substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the award, the Plan participants shall fully vest in and have the right to exercise the award as to all of the shares, including shares as to which it would not otherwise be vested or exercisable.

Transferability of Awards

Awards may not be pledged, assigned or transferred while the Plan participant is still living, except that options may be transferred to a Plan participant’s spouse as directed by a court, provided such transfer is “incident to divorce” within the meaning of Section 1041 of the Internal Revenue Code of 1986, as amended.

Termination, Amendment or Suspension

The Administrator can terminate, suspend or amend the Plan at any time, subject to shareholder approval required under federal or state law or by the stock exchange on which our common stock is listed.

Federal Income Tax Consequences

•

Incentive Stock Options. In general, no taxable income for Federal income tax purposes will be recognized by an option holder upon receipt or exercise of an incentive stock option and we will not then be entitled to any tax deduction. Assuming that the option holder does not dispose of the option shares before the later of (i) two years after the date of grant or (ii) one year after the exercise of the option, upon any such disposition, the option holder will recognize capital gain equal to the difference between the sale price on disposition and the exercise price.

If, however, the option holder disposes of his option shares prior to the expiration of the required holding period, he will recognize ordinary income for Federal income tax purposes in the year of disposition equal to the lesser of (i) the difference between the fair market value of the shares at date of exercise and the exercise price, or (ii) the difference between the sale price upon disposition and the exercise price. Any additional gain on such disqualifying disposition will be treated as capital gain. In addition, if such a disqualifying disposition is made by the option holder, we will be entitled to a deduction equal to the amount of ordinary income recognized by the option holder provided such amount constitutes an ordinary and reasonable expense of ours.

•	Nonqualified Stock Options. No taxable income will be recognized by an option holder upon receipt of a nonqualified stock option, and we will not be entitled to a tax deduction for such grant.

Upon the exercise of a nonqualified stock option, the option holder will include in taxable income for Federal income tax purposes the excess in value on the date of exercise of the shares acquired upon exercise of the nonqualified stock option over the exercise price. Upon a subsequent sale of the shares, the option holder will derive short-term or long-term gain or loss, depending upon the option holder’s holding period for the shares, commencing upon the exercise of the option, and depending upon the subsequent appreciation or depreciation in the value of the shares.

We generally will be entitled to a corresponding deduction at the time that the participant is required to include the value of the shares in his income.

•

Restricted Stock. Under current federal income tax regulations, there will be no income tax consequences upon the award of restricted stock to either the grantee or us. A grantee will recognize ordinary income when the restrictions on the transferability of the shares expire, which is referred to as the vesting of the shares. The amount of income recognized will be equal to the fair market value of such shares on the date of vesting over the amount paid, if any, at the time of the grant. Dividends on shares of restricted stock that are paid (or are payable) to grantees prior to the time the shares are vested will be treated as additional compensation, and not dividend income, for federal income tax purposes.

In addition to the general rules described above, the deductibility of the income realized by certain executive officers is conditioned on the satisfaction of the requirements of Section 162(m) of the Internal Revenue Code. The Plan is administered in a manner that considers the deductibility of the payments under Section 162(m). The federal income tax consequences described in this section are based on U.S. laws in effect on the date of this document, and there is no assurance that they will not change in the future and affect the tax consequences of awards made under this Plan. Tax consequences may be different in other countries.

Other Compensation Agreements

Board Service and Release Agreement

This agreement entitles Dr. Wheelock to receive $16,666 per month for his Board service, unless our Board of Directors decides to establish a different amount of compensation for him. Dr. Wheelock’s Board service and release agreement also provides that Dr. Wheelock will for a period of five years following the date his service on our Board of Directors is terminated refrain from directly or indirectly (i) soliciting our and our affiliates’ employees and other similar persons; (ii) soliciting vendors, customers, and other similar persons and entities to adversely alter their relationship with us or our affiliates; (iii) advising physicians, hospitals, surgery centers and similar persons to negatively alter their business relationship with us or our affiliates; and (iv) engaging in certain business activities conducted by us. In addition, Mr. Wheelock is eligible to receive annual bonuses and stock options at the discretion of our Compensation Committee.

Termination and Consulting Agreement

Effective on June 16, 2009, the employment relationship of Robert A. Yonke, our then President – Urology Services, was terminated. In connection with this termination, we entered into a termination and consulting agreement with Mr. Yonke pursuant to which Mr. Yonke’s employment agreement with us was terminated and Mr. Yonke agreed to provide consulting services to us until July 16, 2010. Under the terms of the agreement, (1) we agreed to pay Mr. Yonke $10,688 on a semi-monthly basis until the end of his consultancy for his consulting services, (2) Mr. Yonke will continue to vest in his restricted stock awards during the consultancy period, and (3) we agreed to reimburse COBRA expenses of Mr. Yonke for his continued coverage under our medical plan until the earlier of (a) the expiration of the period of coverage under COBRA and (b) July 16, 2010. If Mr. Yonke is employed by a new employer during the consultancy period, then we are required to pay Mr. Yonke all then remaining unpaid consulting services payments due through July 16, 2010 and the consultancy shall expire on the date of such new employment. The noncompetition and nonsolicitation provisions set forth in Mr. Yonke’s employment agreement continue in full force and effect.

DIRECTOR COMPENSATION

Our board compensation consists of an annual retainer fee, meeting fees, and an annual equity award. Directors who are also officers will not receive any fee or remuneration for services as members of our Board or any Board committee. Each non-management Board member will be paid cash compensation consisting of an annual retainer of $40,000 (paid in equal monthly installments), $2,000 for each in-person Board meeting, $1,000 for each telephonic Board meeting, $1,000 for each in-person Board committee meeting, and $500 for each telephonic Board committee meeting, except for Dr. Wheelock, whose board compensation is described under “Executive Compensation – Other Compensation Arrangements – Board Service and Release Agreement.” Instead of payment of directors fees in cash, directors may elect to receive the cash fees in shares of our common stock. The number of shares to be paid is determined by dividing the cash amount to be paid by the closing price per share of our common stock as of (1) the date the cash compensation would have been paid absent such election or (2) with respect to meeting fees, the date of the meeting. The stock would be issued under our 2004 equity incentive plan.

In November 2008, our Board of Directors initiated a restructuring of the Board whereby three directors resigned and the Board reduced its size to six members. In connection with this restructuring, our Board decided to renew annual equity awards to non-management Board members to more closely align board compensation with shareholder value creation and to encourage greater director ownership in our stock. In November 2009, our Board granted each non-management director a restricted stock award valued at $30,000, which would be reduced based on the following director ownership levels:

Ratio of (1) aggregate value of our common stock purchased and currently held by director to (2) the director annual retainer amount ($40,000)	% of award to be received
> 1.5x	100%
> 1.0x	75%
> 0.5x	50%
< 0.5x	25%

Each non-management Board member met the 1.5x threshold and therefore received 100% of the restricted stock award. These restricted stock awards vest one-fourth on each of the first four anniversaries of the date of grant.

In addition, our Board granted each chair a restricted stock award valued as follows:

Position	Grant Value
Board Chairman	$10,000
Audit Committee Chairman	$10,000
Compensation Committee Chairman	$5,000
Nominating and Corporate Governance Committee Chairman	$5,000
Executive Committee Chairman	$10,000

These restricted stock awards were fully vested on the date of grant. Directors who received these awards had the option to elect to receive cash equal to the grant value rather than the award. Messrs. Jackson and Lindgren elected this cash option. The other directors entitled to these awards did not elect this cash option.

The number of shares awarded to directors for the above-described grants equaled the dollar amount divided by the closing price per share of our common stock on the date of grant.

The following table provides information concerning aggregate compensation for 2009 for non-management members of our Board of Directors serving in 2009. Mr. Whittenburg received compensation in 2009 for his service as an officer. He received no compensation for his service as a director.

Name (a)	Fees Earned or Paid in Cash ($) (b)		Stock Awards ($)(1) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)		Total ($) (h)
Mr. Hicks	—	(2)	$97,000	—	—	—	—		$97,000
Mr. Jackson	$63,500		$30,000	—	—	—	—		$93,500
Mr. Lindgren	$55,500		$40,000	—	—	—	—		$95,500
Mr. Shifrin	$57,500		$40,000	—	—	—	—		$97,500
Dr. Wheelock (3)	$199,992	(4)	$30,000	—	—	—	$6,013	(5)	$236,005

(1)	The amounts in column (c) reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of restricted stock awards granted pursuant to our 2004 equity incentive plan in 2009. Assumptions used in the calculation of the amounts are included in footnote I to our audited financial statements for the year ended December 31, 2009 included in our Annual Report on Form 10-K filed with the SEC on March 8, 2010.
(2)	Mr. Hicks elected to receive all of his cash board compensation in shares of our common stock.
(3)	Dr. Wheelock serves as our chief medical adviser and is an employee. However, Dr. Wheelock does not serve as an officer or in a management capacity.
(4)	See “Executive Compensation – Other Compensation Arrangements – Board Service and Release Agreement” for a description of Dr. Wheelock’s board compensation.
(5)	Represents company matching contribution under our 401(k) plan.

SECURITY OWNERSHIP OF CERTAIN OF OUR BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of May 5, 2010 or such other date indicated in the footnotes below by (a) each person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (b) each of our directors, (c) each of our executive officers named in the Summary Compensation Table above under “Executive Compensation”, and (d) all of our executive officers and directors as a group. Unless otherwise indicated, we believe that each person or entity named below has sole voting and investment power with respect to all shares shown as beneficially owned by such person or entity, subject to community property laws where applicable and the information set forth in the footnotes to the table below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (2)
Prides Capital Partners, L.L.C. et al 200 High Street, Suite 700 Boston, MA 02110	3,182,919	(3)	7.0%

Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	3,013,182	(4)	6.6%

Blue TSV I, LTD. and related entities c/o Maples Corporate Services Limited P.O. Box 309 Ugland House Grand Cayman, Cayman Islands KY1-1104	2,990,691	(5)	6.6%

Royce & Associates, LLC 745 Fifth Avenue New York, NY 10151	2,523,618	(6)	5.5%

Argil J. Wheelock, M.D.	1,144,088	(7)	2.5%
James S.B. Whittenburg	1,028,598		2.2%
R. Steven Hicks	679,726		1.5%
Kenneth S. Shifrin	458,680		1.0%
Donny R. Jackson	274,395		*
Timothy J. Lindgren	274,764		*
Scott A. Herz	306,648		*
Clint B. Davis	274,230		*
Richard A. Rusk	162,548		*
Laura A. Miller	50,000		*
Directors and executive officers as a group (11 persons total)	4,967,645		10.5%

*	Less than 1%
(1)

Includes (a) the following number of shares subject to options that are presently exercisable or exercisable within 60 days after May 5, 2010: Dr. Wheelock – 520,000; Mr. Whittenburg – 189,000; Mr. Hicks – 185,000; Mr. Shifrin – 215,000; Mr. Jackson – 218,000; Mr. Lindgren – 215,000; Mr. Herz – 11,250; Mr. Davis – none; Mr. Rusk – 51,000; Ms. Miller – none; and directors and executive officers as a group (11 persons total) – 1,621,750 and (b) the following number of shares representing restricted stock awards, which shares are issued and outstanding and which the person is entitled to vote, but which are held in escrow by us pending vesting of such awards: Dr. Wheelock – 23,602; Mr. Whittenburg – 710,607; Mr. Hicks – 27,370; Mr. Shifrin – 25,486; Mr. Jackson – 27,370; Mr. Lindgren – 25,486; Mr. Herz – 240,518; Mr. Davis – 232,758; Mr. Rusk – 67,500; Ms. Miller – 50,000; and directors and executive officers as a group (11 persons total) – 1,695,730. Such persons do not have a right to sell or dispose of such restricted stock award shares until they vest.
(2)	Based on an aggregate of 45,630,810 shares of HealthTronics common stock issued and outstanding as of May 5, 2010.
(3)	Based on the Schedule 13D/A filed with respect to HealthTronics on April 19, 2010, voting and investment power with respect to these shares are held solely by Prides Capital Partners, L.L.C. The manager and director of Prides Capital Partners, L.L.C. is Kevin A. Richardson, II.
(4)	Based on the Schedule 13G/A filed with respect to HealthTronics on February 8, 2010, Dimensional Fund Advisors, LP (“Dimensional”) is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishing investment advice to four investment companies registered under the Investment Company Act of 1940, and serving as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are referred to herein as the “Dimensional Funds.” In its role as investment advisor, sub-advisor and/or manager, neither Dimensional nor its subsidiaries possess investment and/or voting power over these shares that are owned by the Dimensional Funds, and may be deemed to be the beneficial owner of the shares held by the Dimensional Funds. According to the Schedule 13G, however, the shares are owned by the Dimensional Funds. In such Schedule 13G, Dimensional disclaims beneficial ownership of such shares.
(5)	Based on the Schedule 13D filed with respect to HealthTronics on March 24, 2009, as amended by the Schedule 13D/A filed on May 27, 2009. According to the Schedule 13D (as amended), the following are reporting persons: Blue TSV I, LTD. (sole voting and dispositive power with respect to 2,853,509 shares), BlueLine Capital Partners II, L.P. and BlueLine Partners, L.L.C. (address of 402 Railroad Avenue, Suite 201, Danville, California 94526) (shared voting and dispositive power with respect to 58,946 shares), and BlueLine Capital Partners III, L.P. and BlueLine Partners II, L.L.C. (address of 402 Railroad Avenue, Suite 201, Danville, California 94526) (shared voting and dispositive power with respect to 78,236 shares). According to the Schedule 13D (as amended), Blue TSV I, LTD. is an investment corporation, each of BlueLine Capital Partners II, L.P. and BlueLine Capital Partners III, L.P. is an investment partnership, and each of BlueLine Partners, L.L.C. (which is the sole general partner of BlueLine Capital Partners II, L.P.) and BlueLine Partners II, L.L.C. (which is the sole general partner of BlueLine Capital Partners III, L.P.) is an investment management firm that provides investment management services to private investment funds. Also according to the Schedule 13D (as amended), each reporting entity expressly disclaims beneficial ownership of any shares other than those reported as owned by it.
(6)	Based on the Schedule 13G/A filed with respect to HealthTronics on January 25, 2010. According to the Schedule 13G/A, various accounts managed by Royce & Associates, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, HealthTronics. Also according to the Schedule 13G/A, the interest of one account, Royce Value Plus Fund, an investment company registered under the Investment Company Act of 1940 and managed by Royce & Associates, LLC, amounted to 2,518,718 shares of our common stock.
(7)	Dr. Wheelock disclaims beneficial ownership with respect to 98,200 shares owned directly by his daughter, who has investment and voting discretion with respect to such shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

Under the charter of our Audit Committee, the Audit Committee is responsible for reviewing and approving all related party transactions as defined under the Nasdaq listing rules (which define related party transactions by reference to Item 404 of Regulation S-K). Our management is responsible for identifying any related party transactions and submitting them to the Audit Committee for review. The Audit Committee will review any related party transactions on a case-by-case basis and determine whether or not to approve such transactions. Other than as set forth in the Audit Committee charter, we have not adopted a written policy for the review of related party transactions.

Transactions

In August 2005, SanuWave, Inc., a company controlled by Prides Capital Partners, L.L.C., which beneficially owned approximately 7.0% of our outstanding common stock as of May 5, 2010 acquired our orthopedics business unit. Under the terms of the transaction, we received $6.4 million in cash, two $2 million unsecured promissory notes, and a small passive ownership interest in SanuWave. The notes bear interest at 6% per annum with no payments for the first five years, then interest-only payments for the next five years with a balloon payment after ten years.

At January 1, 2008, we indirectly owned a 30% interest in Tenn-Ga Stone Group Two, a Tennessee general partnership that provides lithotripsy services in Tennessee and North Georgia, and Dr. Wheelock directly owned a 20.787% interest in Tenn-GA Stone Group Two. In January 2008, we sold a portion of our interest to Tenn-GA Stone Group Two, which resulted in us holding a 15.169% interest. In addition, Dr. Wheelock’s interest increased to 20.843% by December 31, 2008. We manage Tenn-Ga Stone Group Two. Tenn-Ga Stone Group Two pays us a management fee of $40,000 per year. In addition, we supply services, parts and consumables to Tenn-Ga Stone Group Two at standard rates. During 2009, Tenn-Ga Stone Group Two paid us $74,917 for such services, parts and consumables. In 2009, Tenn-Ga Stone Group Two paid approximately $83,371 in distributions to Dr. Wheelock and $60,674 in distributions to us.

In April 2008, we acquired all of the capital stock of Advanced Medical Partners, Inc. (“AMPI”) pursuant to a Stock Purchase Agreement dated March 18, 2008 from the shareholders of AMPI for a purchase price of approximately $6.9 million in cash and approximately 1.8 million shares of our common stock, plus a two-year earn-out based on the future achievement of EBITDA (payable 50% in stock and 50% in cash). Robert A. Yonke, who served as President of our Urology Services Division from July 2008 to June 2009, was a shareholder of AMPI and received 772,245 shares of our common stock and $2,883,441 in cash in exchange for his AMPI stock. In addition, Mr. Yonke is entitled to 42.691% of future earn-out payments if payable under the terms of the Stock Purchase Agreement. In addition, in connection with the AMPI acquisition, we granted Mr. Yonke piggyback registration rights with respect to any registration statement filed by us (other than an S-4 or S-8) within 180 days after the closing of the AMPI acquisition. We also agreed that if we issue shares of our common stock in the future pursuant to the earn-out provision, we will enter into a piggyback registration rights agreement with respect to those shares and with respect to any registration statement filed by us (other than an S-4 or S-8) within 180 days after the issuance of such shares. In May 2009 and May 2010, we paid Mr. Yonke $93,379 and $87,975, respectively, in cash and 57,358 and 24,824, respectively, shares of our common stock pursuant to the terms of the earn-out provision. We also entered into a piggyback registration rights agreement with respect to such shares as described above.

In October 2008, we acquired all of the outstanding membership interests of Advanced Medical Partners in Radiation, LLC (“AMPR”) pursuant to an Interest Purchase Agreement from the members of AMPR for a purchase price of approximately $1.35 million in cash, plus a two-year earn-out based on the future achievement of EBITDA (payable in cash). Mr. Yonke indirectly owned a 13% membership interest in AMPR and received $100,000 in cash in connection with this acquisition. In addition, Mr. Yonke is entitled to receive 13% of future earn-out payments if payable under the terms of the Interest Purchase Agreement.

Effective on June 16, 2009, the employment relationship with Mr. Yonke was terminated. In connection with this termination, we entered into a termination and consulting agreement with Mr. Yonke. For a description of such termination agreement, see “Executive Compensation – Other Compensation Agreements – Termination and Consulting Agreement”.

Mr. Yonke’s stepbrother-in-law, Kevin Bentley, was a shareholder of AMPI, indirectly held a membership interest in AMPR, and in connection with the AMPI acquisition became one of our employees. Mr. Bentley served as our Vice President – Business Development until December 31, 2009. In the AMPI acquisition, Mr. Bentley received 220,652 shares of our common stock and $840,685 in cash in exchange for his AMPI stock. In addition, Mr. Bentley is entitled to 12.198% of future earn-out payments if payable under the terms of the AMPI Stock Purchase Agreement. Mr. Bentley also received piggyback registration rights substantially similar to Mr. Yonke’s rights (as described above). In May 2009 and May 2010, we paid Mr. Bentley $26,681 and $25,136, respectively, in cash and 16,389 and 7,093, respectively, shares of our common stock pursuant to the terms of such earn-out provision. We also entered into a registration rights agreement with respect such shares as described above. In the AMPR acquisition, Mr. Bentley indirectly owned a 13% membership interest in AMPR and received $100,000 in cash in connection with the acquisition. In addition, Mr. Bentley is entitled to receive 13% of future earn-out payments if payable under the terms of the AMPR Interest Purchase Agreement.

Also, in connection with the AMPI acquisition, we entered into an employment agreement with Mr. Bentley. In October 2009, we and Mr. Bentley amended the employment agreement. Mr. Bentley terminated the employment agreement and his employment relationship effective on December 31, 2009. This agreement had a three-year term and was subject to automatic renewal at the end of such term for successive one-year terms unless earlier terminated as provided in the agreement. The agreement provided for the payment of a base salary of $170,000 and other customary benefits. The agreement also entitled Mr. Bentley to receive the following severance under certain circumstances: (1) payment of base salary until April 17, 2011 and (2) reimbursement of expenditures made by Mr. Bentley to continue medical coverage post-termination (at the same level of coverage as in effect before such termination) under COBRA, but only to the extent such expenditures exceed the amounts Mr. Bentley was required to pay for such coverage while an employee, until the sooner to occur of: (a) the expiration of the period of coverage under COBRA, (b) the date upon which Mr. Bentley is eligible to participate in the medical or health plan of a new employer, and (c) April 17, 2011. Based on the circumstances associated with the termination of Mr. Bentley’s employment relationship on December 31, 2009, Mr. Bentley is entitled to receive such severance. Mr. Bentley’s employment agreement also provides that he is subject to noncompetition and nonsolicitation obligations, which would not expire until April 17, 2011. These obligations survive the termination of the employment agreement.

On September 25, 2009, we acquired US Surgical Services, LLC (“US Surgical”) for $400,000 in cash and an earn-out provision pursuant to which we could pay up to $1,350,000 in additional consideration. Randy Wheelock, who is the brother of Argil Wheelock, one of the members of our Board of Directors, was one of the two 50% owners of US Surgical. Thus, in exchange for his 50% ownership interest in US Surgical, Randy Wheelock was paid $200,000 in cash and will be entitled to 50% of any earn-out consideration paid. In addition, in connection with this acquisition, we entered into a consulting agreement with Randy Wheelock pursuant to which he will provide consulting services to us for 15 months following closing in exchange for a payment of $10,000 per month. In addition, US Surgical leases space from Randy Wheelock, which lease is month-to-month and has a monthly rental of $500.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and officers (as defined in Rule 16a-1(f)), and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Select Market. Such persons are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms received by us with respect to 2009, or written representations from certain reporting persons, we believe that all filing requirements applicable to our directors, officers and persons who own more than 10% of a registered class of our equity securities have been complied with during 2009, except that Mr. Yonke filed a late Form 4 with respect to a transaction that occurred in June 2009.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors is comprised of Donny R. Jackson, Timothy J. Lindgren, and Kenneth S. Shifrin, all of whom are “independent” directors as defined in Rule 5605(a)(2) of the Nasdaq listing rules and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934. In addition, Mr. Jackson is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated by the SEC.

The Committee operates under a written charter adopted by the Board. The Committee, among other things,

•	reviews with the independent auditors and management the adequacy of the Company’s accounting and financial reporting controls;

•	reviews with management and the independent auditors significant accounting and reporting principles, practices and procedures applied in preparing the Company’s financial statements;

•	discusses with the independent auditors their judgment about the quality, not just the acceptability, of the Company’s accounting principles used in the Company’s financial reporting;

•	reviews the activities and independence of the independent auditors;

•	reviews and discusses the audited financial statements with management and the independent auditors and the results of the audit; and

•	appoints the independent auditors.

It is the responsibility of the Company’s management to prepare financial statements in accordance with accounting principles generally accepted in the United States of America and to maintain effective internal control over financial reporting and of the Company’s independent auditors to audit the financial statements and internal control over financial reporting.

In this context, the Committee has reviewed and held discussions with management and the independent auditors regarding the Company’s 2009 financial statements and internal control over financial reporting. Management represented to the Committee that the Company’s consolidated financial statements as of and for the year ended December 31, 2009 were prepared in accordance with accounting principles generally accepted in the United States of America and that the Company’s internal control over financial reporting was effective as of December 31, 2009. The Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended.

In addition, the Committee has discussed with the independent auditors the auditor’s independence from the Company and management and has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors’ communications with the audit committee concerning independence. Further, the Committee has considered whether the provision of non-audit services by the independent auditors is compatible with maintaining the auditor’s independence.

The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company’s internal control over financial reporting, and the overall quality of the Company’s financial reporting.

Based on the reviews and discussions referred to above, the Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the Securities and Exchange Commission. The Committee believes that the provision of services by the independent auditors for matters other than the annual audit and quarterly reviews is compatible with maintaining the auditor’s independence.

Audit Committee:	Donny R. Jackson, Chairman
Timothy J. Lindgren
Kenneth S. Shifrin